Great American Financial Resources, Inc.
Legal/Compliance Department, 525-13A
525 Vine Street
Cincinnati OH 45202
April 14, 2010
Via Email (ruckmanc@sec.gov) and EDGAR
Craig Ruckman
Office of Insurance Products
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re:	Annuity Investors Variable Account C (File No. 811-21095) ContributorPlus Variable Annuity Contract (File No. 333-148459) Comments on Post-Effective Amendment No. 2 Filed on February 17, 2010
Dear Mr. Ruckman:
On behalf of Annuity Investors Variable Account C (the “Registrant”), we are hereby submitting responses to the verbal comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) that were provided to us in a telephone call on April 6, 2010. These comments were made in connection with Post-Effective Amendment No. 2 to the Registration Statement, which was filed on February 16, 2010 pursuant to Rule 485(a) of the Securities Act of 1933, as amended (“1933 Act”) (the “485(a) Filing”). This 485(a) filing related to the Registrant’s ContributorPlus variable annuity contract (the “Contract”).
The Registrant understands that the comments of the Staff, as presented in this letter, are not the legal record of the comments. We have attempted to recite the Staff comments as accurately as possible based on our notes of the April 6, 2010 telephone call.
1.	General — Please clarify supplementally whether Annuity Investors Life Insurance Company (the “Company”) has entered into any guarantee or support agreements with third parties to support the Company’s guarantees under the Contract.
Response:	The Company has not entered into any guarantee or support agreements with third parties to support the guarantees under the Contract.

Craig Ruckman
Securities and Exchange Commission
April 14, 2010

2.	General — Please confirm supplementally that the contract name on the cover page of the prospectus is, and will continue to be, the name included in the EDGAR Class Identifier for the Contract. If the names are not the same, please confirm supplementally that they will be aligned by changing either the name on the cover page of the prospectus or the EDGAR Class Identifier.
Response:	The name of the Contract on the front of the prospectus is the contract name included in the EDGAR Class Identifier for the Contract. If we change the name of the Contract on the front of the prospectus, we will also change the contract name included in the EDGAR Class Identifier for the Contract.
3.	General — Please clarify supplementally if the Registrant qualifies for and intends to rely upon Rule 12h-7 under the Exchange Act, and if so, include a statement to that effect in the prospectus.
Response:	The Registrant does not intend to rely upon Rule 12h-7 under the Securities Exchange Act of 1934.
4.	Expense Tables/Table A Contract Owner Transaction Expenses (Narrative) — To make the presentation clearer, please remove the narrative from the table and put this text in footnotes.
Response:	The Registrant has removed the narrative from the table and inserted this text after Table A.
5.	Expense Tables/Table A Contract Owner Transaction Expenses (Early Withdrawal Charges) — Please indicate that the early withdrawal charge may be waived under certain circumstances and provides a cross reference to the section of the prospectus where these waivers are discussed.
Response:	The Registrant has included this information and a cross reference in the text that now follows Table A.
6.	Expense Tables/Table A Contract Owner Transaction Expenses (Loan Interest Spread) — Please clarify, in a footnote to Table A, the “maximum loan rate.” In addition, please include the collateralization requirements for contract loans in the footnote.
Response:	The Registrant has revised the text that now follows Table A to more clearly describe the maximum loan interest spread and to explain the collateralization requirements.

Craig Ruckman
Securities and Exchange Commission
April 14, 2010

7.	Expense Tables/Table B Annual Expenses — Please clarify that the enhanced death benefit rider is only available at issue.
Response:	The Registrant has revised the text after Table B to include this information.
8.	Expense Tables/Table C Total Annual Portfolio Operating Expenses — Please correct the formatting to ensure that portfolio operating expenses are shown as positive numbers.
Response:	The Registrant has corrected the formatting in Table C.
9.	Examples — Please ensure that references to the Expense Table information are clear. In particular, please eliminate the reference to “maximum” and “minimum” when referring to Separate Account annual expenses.
Response:	The Registrant has revised the text in the assumptions set out for each example to assist the reader in following the references to the Expense Table information. The Registrant has also eliminated “maximum” and “minimum” from the applicable phrases.
10.	Examples — The examples appear to assume that early withdrawal charges apply to some annuitizations but not to other annuitizations. Please clarify the types of annuitizations to which the early withdrawal charge applies.
Response:	After Table A, the Registrant has explained that it waives early withdrawal charges if the contract owner annuitizes the contract for life or for a period of at least 10 years. In addition, in the Examples section of the prospectus, the Registrant has specifically indicated whether or not the early withdrawal charge applies to the situations illustrated in the 4 tables.
11.	Overview (What Benefits Are Available under the Contract?) — Please state that a withdrawal may result in a reduction of the death benefit that is greater than the amount of the withdrawal.
Response:	The Registrant has revised this section of the prospectus to include the requested statement.
12.	Overview (How Do I Purchase or Cancel a Contract?) — Please include the minimum purchase payment information.
Response:	The Registrant has included the minimum purchase payment information in this section of the prospectus.

Craig Ruckman
Securities and Exchange Commission
April 14, 2010

13.	Purchase Payments and Allocations to Investment Options (Overview) — Please add a cross reference to the Automatic Transfer Programs section of the prospectus.
Response:	The Registrant has added the requested cross reference.
14.	Processing Purchase Payments — Please capitalize the term “Good Order” throughout the prospectus.
Response:	The Registrant has capitalized the term “Good Order” throughout the prospectus.
15.	Processing Purchase Payments — Please include more information on how the Net Investment Factor is determined. If this discussion is not included in the Processing Purchase Payments section of the prospectus, please include in that section an appropriate cross reference to the location of the discussion.
Response:	The Registrant has expanded the discussion of the Net Investment Factor in the Definitions section of the prospectus and added a cross reference to this discussion in the Processing Purchase Payments section of the prospectus.
16.	Fees and Charges— In the Fees and Charges section, please describe loan-related expenses or add a cross reference to the description of loan-related expenses.
Response:	In the Fees and Charges section of the prospectus, the Registrant has added (1) a brief description of expenses related to loans and (2) a cross reference to the Contract Loans section of the prospectus, which contains more detailed information about these expenses.
17.	Fees and Charges (Early Withdrawal Charge)— In the Fees and Charges section, please indicate if the early withdrawal charge will be deducted from the amount withdrawn or from the remaining contract value.
Response:	The Registrant has added a new paragraph labeled “Deductions for Early Withdrawal Charge.” In this new paragraph, the Registrant (a) explains that, unless the owner requests otherwise, the early withdrawal charge will be deducted from the remaining contract value and (b) provides an example.

Craig Ruckman
Securities and Exchange Commission
April 14, 2010

18.	Fees and Charges (Early Withdrawal Charge)— Please provide a Plain English description of “first in, first out.”
Response:	The Registrant has deleted the reference to “first in, first out” and substituted a Plain English description of this concept.
19.	Fees and Charges (Early Withdrawal Charge)— In the Fees and Charges section, please provide an example of the calculation of early withdrawal charges on several purchase payments made over a period of years.
Response:	The Registrant has added the example requested by the Staff.
20.A.	Waiver of Early Withdrawal Charges (Extended Care Waiver and Terminal Illness Waiver) — Please confirm that all material features of the riders are described, including the benefits and costs of the rider, how the rider operates, the conditions that must be met to qualify for the rider benefits, and how to elect the rider.
Response:	The Registrant expanded the discussion of each rider to explain how to elect the rider. The expanded discussion of each rider describes all the material features of that rider.
20.B.	Fees and Charges (Terminal Illness Waiver) — The discussion of the terminal illness waiver indicates that this waiver is in lieu of the 10% free withdrawal privilege and, as a result, the scope of the terminal illness waiver is unclear. If the terminal illness waiver, like the free withdrawal privilege, is limited to a specified percentage of the purchase payments and any related bonuses that would otherwise be subject to the early withdrawal charge, please identify this percentage in the discussion of the waiver.
Response:	The terminal illness waiver is not limited to a specified percentage of the purchase payments and any related bonuses that would otherwise be subject to the early withdrawal charge. To avoid confusion about the scope of the terminal illness waiver, the Registrant has deleted the reference to the free withdrawal privilege from the discussion of the terminal illness rider.
21.	Transfers — Highlight the final paragraph in the Current Restrictions on Transfers to and from the Fixed Accumulation Account section of the prospectus.
Response:	The Registrant has changed the format of this paragraph to bold.
22.A.	Withdrawals and Surrenders (Withdrawals) — Clarify whether the amount withdrawn is reduced by the early withdrawal charge.
Response:	The Registrant has added text in this section of the prospectus to clarify that (1) the owner will receive the amount he or she requested and (2) his or her account value will be reduced by the amount he or she receives plus the early withdrawal charge.
22.B.	Withdrawals and Surrenders (Surrenders)— Please clarify when a surrender will result in the recapture of bonus credits.
Response:	The Registrant has revised this section of the prospectus to clarify that bonus credits will be recaptured if the contract is surrendered during the free-look period.
23.	Withdrawals and Surrenders (Systematic Withdrawal) — Clarify whether the early withdrawal charge applies to systematic withdrawals.

Response:	The Registrant has revised the text in this section of the prospectus to clarify that, unless a waiver applies, an early withdrawal charge applies to a withdrawal made under the systematic withdrawal program.

Craig Ruckman
Securities and Exchange Commission
April 14, 2010

24.	Contract Loans — Please explain the circumstances under which collateral can be held in subaccounts rather than the fixed accumulation account and whether and how interest is credited on such amounts.
Response:	Collateral may not be held in subaccounts; it must be held in the fixed accumulation account. The Registrant has revised the discussion related to collateral to clarify this requirement.
25.	Contract Loans — Clarify that collateral held in the fixed accumulation account is no longer available for allocation to the subaccounts and, as a result, these funds may earn less than they might have earned if allocated to the subaccounts.
Response:	This concept is explained in the second to last paragraph in the Contract Loans section of the prospectus.
26.	Contract Loans — Please clarify if the transfer restrictions imposed on the amounts transferred to the fixed accumulation account apply to transfers of collateral to the fixed accumulation account. In addition, please clarify if the transfer restrictions imposed on amount transfers from the fixed accumulation account apply to transfers of collateral once the loan is repaid.
Response:	The restrictions on transfers to and from the fixed accumulation account do not apply to transfers of collateral into and out of the fixed accumulation account. The Registrant has added disclosure explaining this exception in the Contract Loans section of the prospectus.
27.A	Contract Loans — Please clarify whether purchase payments made while a loan is outstanding are treated as loan repayments. Also clarify whether loan repayments are treated as purchase payments for purposes of the early withdrawal charge.
Response:	The Registrant treats purchase payments and loan repayments separately. Purchase payments made while a loan is outstanding are not treated as loan repayments. Loan repayments are not treated as purchase payments for purposes of the early withdrawal charge. The Registrant has added disclosure explaining this policy.
27.B	Contract Loans — Please clarify the effect of an outstanding loan on bonus credits.
Response:	Because the Registrant treats purchase payments and loan repayments separately, an outstanding loan does not affect bonus credits. To clarify this point, the Registrant has added disclosure to the Contract Loans section of the prospectus.

Craig Ruckman
Securities and Exchange Commission
April 14, 2010

28.	Annuity Benefit (Annuity Benefit Amount) — The inclusion of the phrase “the outstanding balance of any loans” in the last sentence of this paragraph appears to conflict with information in the Contract Loans section. Please clarify whether the contract can be annuitized when a loan is outstanding. In addition, clarify if there are tax consequences to annuitizing the contract when a loan is outstanding.
Response:	The Registrant requires a contract owner to pay all contract loans in full before annuitizing the contract. To avoid any confusion about this requirement, the Registrant has deleted the phrase “the outstanding balance of any loans” from the last sentence of the Annuity Benefit Amount paragraph. As repayment is required before annuitization, a discussion about the tax consequences of annuitizing when a loan is outstanding is not needed.
29.	Death Benefit (Other Information about Death Benefit Amount) — Clarify that a reduction reflecting a withdrawal may be greater than the amount of the withdrawal.
Response:	The Registrant has added the requested disclosure.
30.	Death Benefit (Application of a Death Benefit to a Settlement Option) — This disclosure includes the following sentence: “If the Beneficiary is a non-natural person, the Beneficiary may elect to have payments under a life option based on the life of a person to whom the Beneficiary is obligated.” Please clarify whether payments to a non-natural person must be for a fixed period of time unless the person to whom the beneficiary is obligated is identified.
Response:	The Registrant has revised the disclosure to indicate that otherwise a Beneficiary that is a non-natural person may only elect a fixed period payment.
31.	Settlement Options (Form of Benefit Payments under Settlement Options) — Please provide a discussion concerning fixed dollar payments and variable dollar payments, including (a) what makes a payment “fixed” versus “variable,” (b) how the amount of initial payments is determined, and (c) the importance of the assumed investment rate of return used to determine the initial payment amount.
Response:	The Registrant has expanded the discussion of fixed dollar payments and variable dollar payments to address the topics set out in this comment.

Craig Ruckman
Securities and Exchange Commission
April 14, 2010

32.	Annuity Investors Life Insurance Company — Please clarify that contract owners must rely upon the financial strength of the Company for the payment of claims (including death benefits) and that the Company’s general account will be subject to the claims of the Company’s creditors.
Response:	The Registrant has revised the disclosure in the section of the prospectus to address the points set out in this comment.
Additional Comments Related to the Purchase Payment Bonus
33.	Examples — Please confirm supplementally that examples are based on a $10,000 purchase payment without any adjustment for the purchase payment bonus.
Response:	The examples are based on a $10,000 purchase payment without any adjustment for the purchase payment bonus.
34.	Purchase Payment Bonus — Please confirm supplementally that the Registrant has received appropriate exemptive relief in connection with the recapture of bonus credits.
Response:	The Registrant has received an order (Release No. 28948 dated October 20, 2009) under Section 6(c) of the Investment Company Act of 1940 (the “Act”), granting exemptions from the provisions of Sections 2(a)(32) and 27(i)(2)(A) of the Act and Rule 22c-1 thereunder, to the extent necessary to permit, under specified circumstances, the recapture of certain bonuses applied to purchase payments made under the ContributorPlus contract.
35.	Expense Tables/Table A Contractor Owner Transaction Expenses — Please include the bonus recapture charge schedule in Table A.
Response:	The Registrant has added text after Table A that explains the circumstances in which it will recapture a purchase payment bonus previously credited to the owner’s account.
36.	Purchase Payment Bonus Example — Please move the purchase payment bonus example to an appendix and expand the example to show the impact of the bonus on the amount of early withdrawal charges paid.
Response:	The Registrant has moved the Example of Bonus Calculation to an appendix to the prospectus. In this appendix, the Registrant has also included an example that shows how the bonus impacts the amount of early withdrawal charges paid.

Craig Ruckman
Securities and Exchange Commission
April 14, 2010

********************
     Tandy representations, executed by the Registrant, are included with this letter as Attachment A.
     A copy of the revised prospectus, which reflects the revisions discussed above, is included with this letter. The revised prospectus also contains the following updated material:
•	updated information related the underlying Portfolios

•	updated information related to the loan interest spread

•	updated costs in the examples

•	updated financial information

•	updated text in the Federal Tax Matters section
The revised prospectus includes corrections to typographical errors, additional customer service contact information, and clarifying references related to domestic partners
     Please contact Karen M. McLaughlin at (513) 412-1465 or kmclaughlin@gafri.com immediately if you have additional questions or comments.

/s/ Karen M. McLaughlin
Karen M. McLaughlin, Senior Corporate Counsel
Great American Financial Resources, Inc.

cc:	Kevin L. Cooney (via email)

Attachment A
Acknowledgement
The undersigned, on behalf of the Annuity Investors Variable Account C (the “Registrant”), hereby acknowledges that:
•	The Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Annuity Investors Variable Account C BY: Annuity Investors Life Insurance Company
By:	/s/ John P. Gruber
John P. Gruber, Senior Vice President, General
Counsel & Chief Compliance Officer

Dated: April 14, 2010

ANNUITY INVESTORS LIFE INSURANCE COMPANY®
ANNUITY INVESTORS® VARIABLE ACCOUNT C
Contributor Plus®
INDIVIDUAL FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITIES
PROSPECTUS DATED MAY 1, 2010
This prospectus describes an individual flexible premium deferred annuity contract (the “Contract”). Annuity Investors Life Insurance Company® (the “Company”) is the issuer of the Contract.
The Contract is available for tax-qualified and non-tax-qualified annuity purchases. The tax treatment of annuities is discussed in the Federal Tax Matters section of this prospectus.
The Contract offers tax-deferred treatment of earnings, Annuity Benefits, a Death Benefit, and an optional Enhanced Death Benefit. The Contract offers both variable and fixed investment options. The Contract also offers a Purchase Payment bonus. The Contract’s fees and charges may be higher than those of a contract without a purchase payment bonus and the amount of the Purchase Payment bonus under the Contact may be more than offset by the Contract’s higher fees and charges. In addition, the early withdrawal charges under the Contract may be assessed for a longer period than those under a contract without a purchase payment bonus. More information about the Purchase Payment bonus is included in the Purchase Payment Bonus section of this prospectus.
The variable investment options are Subaccounts of Annuity Investors® Variable Account C (the “Separate Account”). The Contract currently offers 43 Subaccounts. Each Subaccount invests in shares of a registered investment company or a portfolio of a registered investment company (each, a “Portfolio”). The Portfolios are listed below.
American Century Variable Portfolios
-Large Company Value Fund-Class II
-Mid Cap Value Fund-Class II
-Vista SM Fund-Class I
Calamos® Advisors Trust
-Growth and Income Portfolio
Davis Variable Account Fund, Inc.
-Value Portfolio
The Dreyfus Socially Responsible Growth Fund, Inc.-
Service Shares
Dreyfus Stock Index Fund, Inc.-Service Shares
Dreyfus Variable Investment Fund
-Money Market Portfolio
DWS Variable Series II
-Dreman Small Mid Cap Value VIP-Class B
-Global Thematic VIP-Class A
Financial Investors Variable Insurance Trust
-Ibbotson Balanced ETF Asset Allocation Portfolio-Class II
-Ibbotson Conservative ETF Asset Allocation Portfolio-Class II
-Ibbotson Growth ETF Asset Allocation Portfolio-Class II
-Ibbotson Income and Growth ETF Asset Allocation Portfolio-Class II
Franklin Templeton Variable Insurance Products Trust
-Franklin Small Cap Value Securities Fund-Class 2
-Franklin U.S. Government Fund-Class 2
-Mutual Global Discovery Securities Fund-Class 2
-Mutual Shares Securities Fund-Class 2
-Templeton Foreign Securities Fund-Class 2
-Templeton Global Bond Securities Fund-Class 2
Invesco Variable Insurance Funds*
-Invesco V.I. Capital Development Fund-Series II Shares
-Invesco V.I. Global Real Estate Fund-Series II Shares
-Invesco V.I. International Growth Fund-Series II Shares
-Invesco V.I. Mid Cap Core Equity Fund-Series II Shares
-Invesco V.I. Small Cap Equity Fund-Series I Shares
-Invesco Van Kampen V.I. U.S. Mid Cap Value Portfolio-Class I
-Invesco Van Kampen V.I. Value Portfolio-Class I
Janus Aspen Series
-Balanced Portfolio-Service Shares
-Enterprise Portfolio-Service Shares
-Janus Portfolio-Service Shares
-Overseas Portfolio-Service Shares
Morgan Stanley-The Universal Institutional Funds, Inc.
-Mid Cap Growth Portfolio-Class I
Neuberger Berman Advisers Management Trust
-Guardian Portfolio-Class S
Oppenheimer Variable Account Funds
-Capital Appreciation Fund-Service Shares
-Global Securities Fund-Service Shares
-Main Street Fund®-Service Shares
-Main Street Small Cap Fund-Service Shares
PIMCO Variable Insurance Trust
-High Yield Portfolio-Administrative Class
-Real Return Portfolio-Administrative Class
-Total Return Portfolio-Administrative Class
Wilshire Variable Insurance Trust
-2015 ETF Fund
-2025 ETF Fund
-2035 ETF Fund

*	The full legal name of Invesco Variable Insurance Funds is AIM Invesco Variable Insurance Funds (Invesco Variable Insurance Funds).

2010 Portfolio Changes
•	On May 1, 2010, the AIM portfolios changed their brand name to Invesco. For example, AIM V.I. Capital Development Fund became Invesco V.I. Capital Development Fund.

•	On May 1, 2010, The Universal Institutional Funds, Inc. changed its brand name from Van Kampen to Morgan Stanley.

•	On June 1, 2010 or as soon as practical after that date, Van Kampen’s U.S. Mid Cap Value Portfolio and Van Kampen’s Value Portfolio, which are series of The Universal Institutional Funds, Inc., will be merged into AIM Variable Insurance Funds (Invesco Variable Insurance Funds) and will change their brand name to Invesco Van Kampen. The list above and other disclosures in this prospectus reflect this anticipated transaction.
The Contract currently offers one fixed investment option: the Fixed Accumulation Account. This fixed investment option is provided through the Company’s Fixed Account.
This prospectus includes information you should know before investing in a Contract. This prospectus is not complete without the current prospectuses for the Portfolios. Please keep this prospectus and the Portfolio prospectuses for future reference.
A Statement of Additional Information (“SAI”), dated May 1, 2010, contains more information about the Separate Account and the Contract. The SAI is part of this prospectus. The table of contents for the SAI is printed on the last page of this prospectus. For a free copy of the SAI, complete and return the form on the last page of this prospectus, or call us at 1-800-789-6771. You may also access the SAI (as well as other information regarding the Contract, the Separate Account or the Company) at the Securities and Exchange Commission web site: www.sec.gov. The registration number for the Contract is 333-148459.
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
•	The Contract may be sold by a bank or credit union, but it is not a deposit or obligation of the bank or credit union or guaranteed by the bank or credit union.

•	The Contract is not FDIC or NCUSIF insured.

•	The Contract involves investment risk and may lose value.
Contract Availability
The Contract is not available in all states. To find out if it is available in the state where you live, contact us at our Administrative Office, P.O. Box 5423, Cincinnati, OH 45201-5423, or call us at 1-800-789-6771.
Right to Cancel
You may cancel your Contract within 20 days after you receive it. The right to cancel may be longer in some states. In many states, you will bear the risk of investment gain or loss on any amounts allocated to the Subaccounts before cancellation. The right to cancel is described more fully in the Right to Cancel section of this prospectus.
Overview
A brief overview of the Contract is included on pages 11-12 of this prospectus.

DEFINITIONS
The capitalized terms defined in this section of the prospectus will have the meanings given to them when used in this prospectus. Other terms that have a specific meaning under the Contract, but which are not defined in this section, will be explained in the section of this prospectus where they are primarily used.
Account Value
The sum of your “variable account value” and your “fixed account value.”
•	Your “variable account value” is the value of your interest in all of the Subaccounts.
•	Your “fixed account value” is the value of your interest in the Fixed Accumulation Account.
Accumulation Unit
A unit of measure used to calculate the value of a Subaccount before the Commencement Date. The value of an Accumulation Unit is referred to as the “Accumulation Unit Value.”
Annuitant
The natural person on whose life Annuity Benefit payments are based. Annuity Benefit payments generally are made to the Annuitant as payee.
More information about the Annuitant is included in the Contract section of this prospectus.
Annuity Benefit
The payments that may be made under the Annuity Benefit section of the Contract.
Beneficiary
The person entitled to receive any Death Benefit that is to be paid under the Contract.
More information about the Beneficiary is included in the Contract section of the prospectus.
Benefit Unit
A unit of measure used to determine the dollar value of any variable dollar payments after the Commencement Date. The value of a Benefit Unit is referred to as the “Benefit Unit Value.”
Company
Annuity Investors Life Insurance Company®.
•	The words “we” “us” and “our” in this prospectus also refer to Annuity Investors Life Insurance Company®.
Commencement Date
The Annuity Commencement Date if an Annuity Benefit is payable or the Death Benefit Commencement Date if a Death Benefit is payable.
•	The Annuity Commencement Date is the first day of the first payment interval for which payment of an Annuity Benefit is to be made. The Annuity Commencement Date on the Contract effective date is shown on the Contract specifications page.
•	The Death Benefit Commencement Date is (1) the first day of the first payment interval for a Death Benefit that is paid as periodic payments or (2) the date of payment for a Death Benefit that is paid as a lump sum.
Contract
A contract described in this prospectus.
•	The term “Contract” includes any riders or endorsements to the Contract, any application for the Contract, and any application for a rider or an endorsement to the Contract.
Contract Anniversary
The date in each year that is the annual anniversary of the Contract effective date. The Contract effective date is the date that the Contract is issued. The Contract effective date is set out on the Contract specifications page.
Contract Year
Each 12 month period that begins on the Contract effective date or on a Contract Anniversary.

Death Benefit
The benefit described in the Death Benefit section of the Contract.
Fixed Account
The Fixed Account is part of the Company’s general account. The Fixed Accumulation Account is provided through the Fixed Account.
Good Order
We cannot process information or a request until we have received your instructions in “Good Order” at our Administrative Office. We will consider information or a request to be in “Good Order” when we have actually received a Written Request, along with all the information and other legal documentation that we require to process the information or request. To be in “Good Order,” instructions must be sufficiently clear so that we do not need to exercise any discretion to process the information or request.
Net Investment Factor
The Net Investment Factor is a measure of the investment performance of a Subaccount from one Valuation Period to the next. Each Subaccount has a Net Investment Factor for each Valuation Period. The Net Investment Factor may be greater than one, or it may be less than one. This means that the Accumulation Unit Value for each Subaccount may increase or it may decrease.
The Net Investment Factor for each Valuation Period reflects changes in the net asset value of the underlying Portfolio, dividends or capital gains distributions by the Portfolio, credits or charges for tax reserves with respect to the Subaccount, and the mortality and expense risk charges and administration charges.
Owner
The owner of the Contract.
•	The words “you” and “your” in this prospectus also refer to the Owner.
Portfolio
A registered investment company or a portfolio of a registered investment company in which the corresponding Subaccount invests. The Portfolios are listed on the cover page of this prospectus.
Purchase Payment
An amount received by us for the Contract. This amount is after the deduction of applicable premium or other taxes.
Separate Account
Annuity Investors Variable Account C, which is an account that was established and is maintained by the Company.
Subaccount
A subdivision of the Separate Account. Each Subaccount invests in the shares of the corresponding Portfolio listed on the cover page of this prospectus.
Surrender Value
An amount equal to your Account Value as of the end of the applicable Valuation Period, reduced by:
•	any fees or charges that would apply upon a surrender;
•	any applicable premium tax or other taxes not previously deducted; and
•	the outstanding balance of any loans.
SEC
Securities and Exchange Commission.
Tax Qualified Contract
A contract that is intended to qualify for special tax treatment for certain retirement savings arrangements. The Contract specifications page indicates whether the Contract is a Tax-Qualified Contract.
Valuation Date
Each day on which the New York Stock Exchange is open for business.

Valuation Period
The period starting at the close of regular trading on the New York Stock Exchange on any Valuation Date and ending at the close of trading on the next succeeding Valuation Date.
Written Request
Information provided to us or a request made to us that is:
•	complete and satisfactory to us;
•	on our form or in a manner satisfactory to us; and
•	received by us at our Administrative Office, P.O. Box 5423, Cincinnati, Ohio 45201-5423.
A Written Request may, at our discretion, be made by telephone or electronic means.
We will treat a Written Request as a standing order. It may be modified or revoked only by a subsequent Written Request, when permitted by the terms of the Contract. A Written Request is subject to (1) any payment that we make before we acknowledge the Written Request and (2) any other action that we take before we acknowledge the Written Request.
Additional Details
The Statement of Additional Information contains more information about Accumulation Units and Benefit Units. It also contains the formula for determining the Net Investment Factor for any Subaccount for any Valuation Period and an explanation of how the following values are calculated:
•	variable account value;
•	fixed account value;
•	Accumulation Unit Values; and
•	Benefit Unit Values.
EXPENSE TABLES
These tables describe the fees and expenses you will pay when you buy your Contract, during the time that you own your Contract, and when you withdraw money from your Contract.
Table A: Contract Owner Transaction Expenses
The first table describes the fees and expenses that you will pay at the time you buy your Contract, withdraw money from your Contract, surrender your Contract, annuitize your Contract, make a transfer between investment options, or borrow money under the Contract. Premium taxes may also be deducted.

	Current	Maximum
Sales load imposed on Purchase Payments	None	None
Early withdrawal charge on withdrawals and on surrender or annuitization	9.00%	9.00%
Transfer Fee	$25	$30
Annual Automatic Transfer Program Fee	None	$30
Annual Systematic Withdrawal Fee	None	$30
Loan Processing Fee	None	$50
Loan Interest Spread	3.00%	5.00%
The early withdrawal charge is calculated as a percentage of the Purchase Payment and any related bonus withdrawn, surrendered or annuitized. This charge applies to each Purchase Payment and any related bonus separately. The charge on each Purchase Payment and any related bonus decreases to zero after 8 years. We waive the early withdrawal charge that would otherwise apply if you annuitize your Contract for life or for a fixed period of at least 10 years and under other circumstances described in the Waiver of Early Withdrawal Charges section of this prospectus.
The transfer fee currently applies to transfers in excess of 12 in any Contract Year.

Loans are available only on certain Tax Qualified Contracts. Generally we require collateral in an amount equal to 110% of the outstanding loan balance. The Loan Interest Spread is the difference between the interest rate we charge you on a loan and the interest rate we credit to collateral. Because the maximum interest rate we charge on a loan is 8% and the minimum interest rate we credit to collateral is 3%, the maximum loan interest spread is 5%. However, a plan administrator or an employer retirement plan may require us to charge a higher interest rate on loans. In this case, the maximum loan interest spread will be higher than 5%.
If you cancel the Contract during the right to cancel period, we generally will recapture all bonus amounts credited to the Purchase Payments during that period. In addition, we will recapture the amount of any bonus credited to a Purchase Payment made within the 12 month period that ends on the Death Benefit Valuation Date. Additional information about the recapture of bonus amounts is set out in the following sections of this prospectus: Death Benefit and Your Right to Cancel.
Table B: Annual Expenses
The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Portfolio fees and expenses. Separate Account annual expenses are shown as a percentage of average account value.

			Contract with
		Contract with	Enhanced Death
	Standard	Enhanced Death	Benefit Rider
	Contract	Benefit Rider	Issued Before 5/1/09
Annual Contract Maintenance Fee	$30	$30	$30
Separate Account Annual Expenses
Mortality and Expense Risk Charge	1.40%	1.65%	1.60%
Administration Charge	0.15%	0.15%	0.15%
Total Separate Account Annual Expenses	1.55%	1.80%	1.75%
If you surrender your Contract, we will apply the contract maintenance fee at that time.
The Enhanced Death Benefit Rider is optional. If you want to add the Enhanced Death Benefit Rider to your Contract, you must request it when you purchase your Contract. There is no separate charge for this Rider but, if you select the Rider when you buy your Contract, a higher mortality and expense risk charge will apply to your Contract. See the Death Benefit section of this prospectus for more information about this Rider.
Table C: Total Annual Portfolio Operating Expenses
The next table shows the minimum and maximum total operating expenses of the Portfolios that you may pay periodically during the time that you own the Contract. These expenses are deducted from Portfolio assets and include management fees, distribution and service (12b-1) fees, acquired fund fees and expenses, and other expenses. More detail concerning each Portfolio’s fees and expenses is contained in the prospectus of that Portfolio.

	Minimum	Maximum
Before any fee reduction or expense reimbursement	0.54%	1.51%
After contractual fee reductions and/or expense reimbursements	0.54%	1.45%
Contractual fee reductions and/or expense reimbursements related to a Portfolio will continue for a period that ends on a specific date. The shortest period will end on September 30, 2010 and the longest period will end December 31, 2013.
The information about Portfolio expenses that we used to prepare this table was provided to us by the Portfolios. We have not independently verified the Portfolio expense information. The minimum and maximum expenses shown in the table are for the year ended December 31, 2009. Actual expenses of a Portfolio in future years may be higher or lower.
The Portfolios in the Financial Investors Variable Insurance Trust (Ibbotson portfolios) and the Wilshire Variable Insurance Trust (Wilshire portfolios) are structured as “fund of funds” and invest in other investment companies (“Acquired Funds”). As a result, each Ibbotson portfolio and each Wilshire portfolio will likely incur higher expenses than funds that invest directly in securities.

The minimum expenses, both before and after any fee reduction and/or expense reimbursement, are the expenses of the Dreyfus Stock Index Fund, Inc.
The maximum expenses before and after fee reductions and/or expense reimbursements are the expenses of the Invesco V.I. Global Real Estate Fund-Series II Shares. The adviser to this Portfolio has contractually agreed, through at least April 30, 2011, to waive advisory fees and/or reimburse expenses of Series II shares to the extent necessary to limit total annual fund operating expenses, subject to the exclusions discussed in the next sentence, of Series II shares to 1.45% of average daily net assets. In determining the adviser’s obligation to waive advisory fees and/or reimburse expenses, the following expenses are not taken into account, and could cause the total annual fund operating expenses after fee waivers and/or expense reimbursements to exceed the 1.45% expense limitation: (1) interest; (2) taxes; (3) dividend expense on short sales; (4) extraordinary or non-routine items; (5) expenses of the underlying funds that are paid indirectly as a result of share ownership of the underlying funds; and (6) expenses that the Portfolio has incurred but did not actually pay because of an expense offset arrangement. The Board of Trustees of Invesco Variable Insurance Funds or Invesco Advisers, Inc. may mutually agree to terminate the fee waiver arrangement at any time.
Examples
These examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include:
•	early withdrawal charges (described in Table A above);
•	annual contract maintenance fee and Separate Account annual expenses (described in Table B above); and
•	Portfolio operating expenses (described in Table C above).
Your actual costs may be higher or lower than the costs shown in the examples.
Example 1: Contract with Optional Death Benefit Rider and Maximum Fund Operating Expenses
Assumptions:
•	You invest $10,000 in the Contract for the periods indicated and your investment has a 5% return each year.
•	You select the Enhanced Death Benefit Rider when you purchase your Contract.
•	The annual contract maintenance fee of $30 and Separate Account annual expenses of 1.80% are incurred.
•	The maximum Portfolio expenses before reimbursement (1.51%) or after reimbursement (1.45%) are incurred.
By comparing the costs shown in the tables below, you can see the impact of early withdrawal charges on your costs.
In this table, we assume that you surrender your Contract at the end of the period or you annuitize your Contract for a fixed period of less than 10 years at the end of the period. We also assume that the applicable early withdrawal charge is incurred. In this case, your costs would be:

	1 year	3 years	5 years	10 years
Before reimbursement	$1,269	$1,877	$2,587	$4,881
After reimbursement	$1,263	$1,859	$2,555	$4,812
In this table, we assume that you keep your Contract and leave your money in your Contract for the entire period or you annuitize your Contract for life or for a fixed period of 10 years or more at the end of the period. The early withdrawal charge will not apply in these situations. In this case, your costs would be:

	1 year	3 years	5 years	10 years
Before reimbursement	$369	$1,777	$2,087	$4,881
After reimbursement	$363	$1,159	$2,055	$4,812
Example 2: Contract with No Riders and Minimum Fund Operating Expenses
Assumptions:
•	You invest $10,000 in the Contract for the periods indicated and your investment has a 5% return each year.
•	You do not select the Enhanced Death Benefit Rider when you purchase your Contract.
•	The annual contract maintenance fee of $30 and Separate Account annual expenses of 1.55% are incurred.
•	The minimum Portfolio expenses (0.54%) are incurred.
By comparing the costs shown in the tables below, you can see the impact of early withdrawal charges on your costs.

In this table, we assume that you surrender your Contract at the end of the period or you annuitize your Contract for a fixed period of less than 10 years at the end of the period. We also assume that the applicable early withdrawal charge is incurred. In this case, your costs would be:

1 year		3 years	5 years	10 years
$	,1,146	$1,492	$1,917	$3,396
In this table, we assume that you keep your Contract and leave your money in your Contract for the entire period or you annuitize your Contract for life or for a fixed period of 10 years or more at the end of the period. The early withdrawal charge will not apply in these situations. In this case, your costs would be:

1 year	3 years	5 years	10 years
$246	$792	$1,417	$3,396
FINANCIAL INFORMATION
Condensed Financial Information
Condensed financial information for the Contracts is set forth in Appendix A to this prospectus. It includes:
•	year-end accumulation unit values for each Subaccount for the period ended December 31, 2008, and the year ended December 31, 2009; and
•	number of accumulation units outstanding as of the end of the period or year.
Financial Statements
The financial statements and reports of the independent registered public accounting firm of the Company and of the Separate Account are included in the Statement of Additional Information.
OVERVIEW
What is the Separate Account?
The Separate Account is an account that was established and is maintained by the Company. It is divided into Subaccounts. Each Subaccount invests in shares of the corresponding Portfolio listed on the cover page of this prospectus. If you choose a variable investment option, you are investing in a Subaccount, not directly in the corresponding Portfolio.
What Is the Contract?
The Contract is an individual deferred variable annuity, which is an insurance product. It is a contract between you and the Company, under which we promise to pay a stream of payments to you at some future date. Like other variable annuities, it is designed to be a long-term investment, to meet retirement and other long-range goals.
The Contract offers both variable and fixed investment options to which you can allocate Purchase Payments. The value of your investment as a variable annuity owner will vary depending on the performance of the investment options you choose.

What Benefits Are Available under the Contract?

Annuity Benefit	If you annuitize your Contract, we promise to pay a stream of Annuity Benefit payments for the duration of the settlement option selected. This feature helps protect you against the possibility that you will outlive your assets.

Death Benefit	We will generally pay a Death Benefit to your Beneficiary if you die before the Annuity Commencement Date and before you surrender the Contract.

Optional Enhanced Death Benefit	If you select the Enhanced Death Benefit Rider when you purchase your Contract, it will ensure that historical Account Values are considered in the calculation of the Death Benefit.
You cannot terminate this Rider after the Contract effective date.

Purchase Payment Bonus	We will credit a bonus to each Purchase Payment that we receive during the first 10 Contract Years.

Tax Deferral	Your Contract is tax-deferred. This means you pay no taxes on the interest and investment gains in your Contract until you withdraw money from your Contract. You may transfer money from one investment option to another within your Contract without paying tax at the time of the transfer.
If your Contract was issued in conjunction with a retirement arrangement that provides tax deferral, the Contract will not provide additional tax deferral and should be purchased for its other benefits and features.
A withdrawal from the Contract may result in a reduction of the Death Benefit that is greater than the amount of the withdrawal. For more information about how withdrawals impact the Death Benefit, see the Other Information about the Death Benefit Amount section of this prospectus and the examples in Appendix C.
What Are the Risks Related to the Contract?
•	The variable investment options to which you allocate Purchase Payments may lose value, which would cause your Account Value to decrease.
•	Claims related to the annuity and death benefits are backed only by the claims paying ability of the Company.
•	An early withdrawal charge may apply if you withdraw money from your Contract or surrender or annuitize your Contract.
•	If you withdraw money from your Contract or surrender your Contract before age 59 1/2, a penalty tax may be applicable.
How Do I Purchase or Cancel a Contract?
You may purchase a Contract only through a registered securities representative. The minimum initial Purchase Payment is $20,000. Other information about purchasing a Contract is set out in the Purchase Payments section of this prospectus. More information about ownership of a Contract is included in The Contract section of this prospectus.
You may cancel your Contract within 20 days after you receive it. The right to cancel may be longer in some states. In many states, you will bear the risk of investment gain or loss on any amounts allocated to the Subaccounts before cancellation. The right to cancel is described more fully in the Right to Cancel section of this prospectus.
What Fees and Charges Apply to the Contract?
We will charge the fees and charges listed below.
•	An annual Contract maintenance fee
•	A transfer fee for certain transfers among investment options
•	An early withdrawal charge, if applicable
•	An administration charge
•	A mortality and expense risk charge
•	Premium taxes, if any
•	Loan processing fee, if applicable
We may reduce or waive a fee or charge as discussed in the Fees and Charges section of this prospectus. The mortality and expense risk charge may never be entirely waived.
In addition to fees and charges under the Contract, the Portfolios incur expenses that are passed through to you. Portfolio expenses for the fiscal year ended December 31, 2009 are described in the prospectuses of the Portfolios.

Will Any Charges or Penalties Apply if I Make Withdrawals or Surrender or Annuitize the Contract?
An early withdrawal charge may apply if you make withdrawals from your Contract, surrender your Contract or annuitize your Contract. This early withdrawal charge is sometimes called a deferred sales load or a surrender charge. In addition, we will deduct the annual Contract maintenance fee when you surrender your Contract. These charges and fees are described in the Fees and Charges section of this prospectus.
If you withdraw money from or surrender a Tax-Qualified Contract, the full amount withdrawn or surrendered is generally subject to income tax. If you withdraw money from or surrender any other Contract, only the amount representing gains is subject to income tax. If you are under age 59 1/2, the taxable amount is also generally subject to a 10% federal penalty tax. Tax consequences of a withdrawal or a surrender are described more fully in the Federal Tax Matters section of this prospectus. The right to withdraw or surrender may be restricted under certain tax-qualified retirement arrangements.
How Do I Contact the Company?
Any questions or inquiries should be directed to our Administrative Office, P.O. Box 5423, Cincinnati, Ohio 45201-5423. Please include your Contract number and your name. You may also call us at 1-800-789-6771 or contact us through our web site, www.gafri.com.
THE PORTFOLIOS
Overview
The Separate Account currently is divided into 43 Subaccounts. Each Subaccount invests in the corresponding Portfolio listed below. The current Portfolio prospectuses, which accompany this prospectus, contain additional information concerning the Portfolio’s investment objectives, policies and practices, its investment advisor and other service providers, and its expenses. There is no assurance that the Portfolios will achieve their stated objectives. The SEC does not supervise the management or the investment policies and/or practices of any of the Portfolios.
You should read the Portfolio prospectuses carefully before making any decision concerning the allocation of Purchase Payments to, or transfers among, the Subaccounts. For a copy of the prospectus of any Portfolio, which contains more complete information about the Portfolio, contact us at our Administrative Office, P.O. Box 5423, Cincinnati, OH 45201-4523, call us at 1-800-789-6771, or go to our website at www.gafri.com.
You are responsible for choosing Subaccounts and making allocations that are appropriate for your own individual circumstances and your investment goals, financial situation, and risk tolerance. In making these decisions, we encourage you to thoroughly investigate all of the information regarding the portfolios that is available to you. You bear the risk that the value of your Contract may decline as a result of the performance of the Subaccounts you have chosen. Therefore, you should carefully consider any decisions regarding Purchase Payment allocations and transfers to a Subaccount. You should monitor and periodically re-evaluate your investment allocations to determine if they are still appropriate. We do not provide investment advice and we do not recommend or endorse any of the available investment options in the Contract.
The Company and/or its affiliates may directly or indirectly receive payments from the Portfolios and/or their service providers (investment advisers, administrators and/or distributors) in connection with certain administrative, marketing and other services provided by the Company and/or its affiliates and expenses incurred by the Company and/or its affiliates. The Company and/or its affiliates generally receive three types of payments: Rule 12b-1 fees, support fees and other payments. The Company and its affiliates may use the proceeds from these payments for any corporate purpose, including payment of expense related to promoting, issuing, distributing and administering the Contracts, marketing the underlying Portfolios, and administering the Separate Account. The Company and its affiliates may profit from these payments. More information about these payments is included in the Statement of Additional Information.
Each Ibbotson Portfolio and each Wilshire Portfolio listed in the table below is structured as a “fund of funds.” A “fund of funds” attempts to achieve its investment objective by investing in other investment companies (each, an “Acquired Fund”), which in turn invest directly in securities. Each Ibbotson Portfolio and each Wilshire Portfolio indirectly incurs a proportionate share of the expenses of each Acquired Fund in which it invests. As a result of this fund of funds structure, the Ibbotson Portfolios and the Wilshire Portfolios will likely incur higher expenses than funds that invest directly in securities.
Portfolios, Share Classes, Advisors and Portfolio Investment Categories

SHARE
PORTFOLIO	CLASS	ADVISOR	INVESTMENT CATEGORY
American Century Variable Portfolios, Inc.
Large Company Value Fund	Class II	American Century Investment Management	Domestic equity: Large value
Mid Cap Value Fund	Class II	American Century Investment Management	Domestic equity: Mid cap value
VistaSM Fund	Class I	American Century Investment Management	Domestic equity: Mid cap growth
Calamos® Advisors Trust
Growth and Income Portfolio	N/A	Calamos Advisors	Balanced: Moderate allocation
Davis Variable Account Fund, Inc.
Value Portfolio	N/A	Davis Selected Advisors Sub-Advisor: Davis Selected Advisers-NY	Domestic equity: Large blend
Dreyfus
The Dreyfus Socially Responsible Growth Fund, Inc.	Service	The Dreyfus Corporation	Domestic equity: Large growth
Dreyfus Stock Index Fund, Inc.	Service	The Dreyfus Corporation Index Manager: Mellon Capitol Management Corporation*	Domestic equity: Large blend
Dreyfus Variable Investment Fund Money Market Portfolio	N/A	The Dreyfus Corporation	Money market: Money market taxable
DWS Variable Series II
Dreman Small Mid Cap Value VIP	Class B	Deutsche Investment Management Americas Sub-Advisor: Dreman Value Management	Domestic equity: Small value
Global Thematic VIP	Class A	Deutsche Investment Management Americas	International equity: World stock
Financial Investors Variable Insurance Trust
Ibbotson Balanced ETF Asset Allocation Portfolio	Class II	ALPS Advisers Sub-Advisor: Ibbotson Associates	Balanced: Moderate allocation
Ibbotson Conservative ETF Asset Allocation Portfolio	Class II	ALPS Advisers Sub-Advisor: Ibbotson Associates	Balanced: Conservative allocation
Ibbotson Growth ETF Asset Allocation Portfolio	Class II	ALPS Advisers Sub-Advisor: Ibbotson Associates	Domestic equity: Large blend
Ibbotson Income/Growth ETF Asset Allocation Portfolio	Class II	ALPS Advisers Sub-Advisor: Ibbotson Associates	Balanced: Conservative allocation
Franklin Templeton Variable Insurance Products Trust
Franklin Small Cap Value Securities Fund	Class 2	Franklin Advisory Services	Domestic equity: Small value
Franklin U.S. Government Fund	Class 2	Franklin Advisers	Government bond: Intermediate government
Mutual Global Discovery Securities Fund	Class 2	Franklin Mutual Advisers	International equity: World stock
Mutual Shares Securities Fund	Class 2	Franklin Mutual Advisers	Domestic equity: Large value
Templeton Foreign Securities Fund	Class 2	Templeton Investment Counsel Sub-Advisor: Franklin Templeton Investment Management	International equity: Foreign large value
Templeton Global Bond Securities Fund	Class 2	Franklin Advisers	World bond
Invesco Variable Insurance Funds
Capital Development Fund	Series II	Invesco Advisers	Domestic equity: Mid cap growth
Global Real Estate Fund	Series II	Invesco Advisers	International equity: Global real estate
International Growth Fund	Series II	Invesco Advisers	International equity: Foreign large growth
Mid Cap Core Equity Fund	Series II	Invesco Advisers	Domestic equity: Mid cap blend

SHARE
PORTFOLIO	CLASS	ADVISOR	INVESTMENT CATEGORY
Small Cap Equity Fund	Series II	Invesco Advisers	Domestic equity: Small blend
Van Kampen U.S. Mid Cap Value Portfolio	Class I	Invesco Advisers	Domestic equity: Mid cap value
Van Kampen Value Portfolio	Class I	Invesco Advisers	Domestic equity: Large value
Janus Aspen Series
Balanced Portfolio	Service	Janus Capital Management	Balanced: Moderate allocation
Enterprise Portfolio	Service	Janus Capital Management	Domestic equity: Mid cap growth
Janus Portfolio	Service	Janus Capital Management	Domestic equity: Large growth
Overseas Portfolio	Service	Janus Capital Management	International equity: Foreign large growth
Morgan Stanley—The Universal Institutional Funds, Inc.
Mid Cap Growth Portfolio	Class I	Morgan Stanley Investment Management	Domestic equity: Mid cap growth
Neuberger Berman Advisers Management Trust
Guardian Portfolio	Class S	Neuberger Berman Management Sub-Advisor: Neuberger Berman	Domestic equity: Large blend
Oppenheimer Variable Account Funds
Capital Appreciation Fund	Service	OppenheimerFunds	Domestic equity: Large growth
Global Securities Fund	Service	OppenheimerFunds	International equity: World stock
Main Street Fund®	Service	OppenheimerFunds	Domestic equity: Large blend
Main Street Small Cap Fund	Service	OppenheimerFunds	Domestic equity: Small blend
PIMCO Variable Insurance Trust
High Yield Portfolio	Administrative	Pacific Investment Management	Specialty bond: High yield bond
Real Return Portfolio	Administrative	Pacific Investment Management	General bond: Inflation-protected bond
Total Return Portfolio	Administrative	Pacific Investment Management	General bond: Intermediate term bond
Wilshire Variable Insurance Trust
2015 ETF Fund	N/A	Wilshire Associates	Balanced: Target date 2011-2015
2025 ETF Fund	N/A	Wilshire Associates	Balanced: Target date 2021-2025
2035 ETF Fund	N/A	Wilshire Associates	Balanced: Target date 2031-2035

*	Mellon Capital Management Corporation is an affiliate of The Dreyfus Corporation.
THE FIXED ACCUMULATION ACCOUNT
The currently available fixed investment option is the Fixed Accumulation Account. Amounts allocated to the Fixed Accumulation Account will receive a stated rate of interest of at least 1% per year. We may from time to time pay a higher current interest rate for the Fixed Accumulation Account.
PURCHASE PAYMENTS AND ALLOCATIONS TO INVESTMENT OPTIONS
Overview
You may purchase a Contract only through a registered securities representative.
The Contract is available for tax-qualified annuity purchases and non-tax-qualified annuity purchases.
•	Owners of Tax-Qualified Contracts must be between the ages of 18 and 85 on the Contract effective date.

•	Owners of other contracts must be between the ages of 0 and 85 on the Contract effective date.
To determine if you are eligible to purchase a Contract, we will use your age as of your last birthday.
We will allocate each Purchase Payment and any related bonus to the available Subaccounts and the Fixed Accumulation Account according to your instructions. You can control the allocation of investments through transfers or through the following investment programs offered by the Company: dollar cost averaging, portfolio rebalancing, and interest sweep. For more information on these programs, see the Automatic Transfer Programs section of this prospectus.

Purchase Payments
Generally you can make one or more Purchase Payments at any time before the Annuity Commencement Date. Purchase Payments must be received by us at our Administrative Office, P.O. Box 5423, Cincinnati, Ohio 45201-5423. Upon request, we will provide you with a receipt as proof of payment.
We must receive the initial Purchase Payment on or before the Contract effective date. We must receive each other Purchase Payment on or before the earliest of:
•	the Annuity Commencement Date;

•	a death for which a Death Benefit is payable; or

•	the date that the Contract is surrendered.
Current Restrictions on Purchase Payment Amounts

Minimum amounts	Tax Qualified Contract	Any Other Contract
Minimum initial Purchase Payment	$20,000	$20,000
Minimum additional Purchase Payment	$50	$100
Maximum amounts	Tax Qualified Contract	Any Other Contract
Maximum single Purchase Payment	$1,000,000 or Company approval	$1,000,000 or Company approval
We reserve the right to increase or decrease the minimum and maximum Purchase Payment amounts, at our discretion and at any time, where permitted by law.
Processing of Purchase Payments
We will apply your initial Purchase Payment to your account using the following rules.
•	If your application form is in Good Order, we will apply the initial Purchase Payment within 2 business days of receipt of the Purchase Payment.

•	If your application form is not in Good Order, we will attempt to get the application form in Good Order within 5 business days. If the application form is not in Good Order at the end of 5 business days, we will inform you of the reason for the delay in processing your Purchase Payment and that the Purchase Payment will be returned immediately unless you specifically agree that we may keep the Purchase Payment until the application form is in Good Order. Once the application form is in Good Order, we will apply the Purchase Payment within 2 business days.
We will apply each additional Purchase Payment to your account as of the Valuation Date on which we receive the Purchase Payment and any related allocation instructions in Good Order. If any portion of the additional Purchase Payment is allocated to a Subaccount, we will apply it at the next Accumulation Unit Value calculated after we receive the Purchase Payment and related allocation instructions in Good Order.
Purchase Payment(s) and any related bonus(es) that are allocated to a Subaccount are converted into Accumulation Units. The number of Accumulation Units credited is determined by dividing the dollar amount directed to that Subaccount by the value of the Accumulation Unit for that Subaccount at the end of the Valuation Period during which the amount is received.
The initial Accumulation Unit Value for the Money Market Subaccount was set at $1.00 and the initial Accumulation Unit Value for each of the other Subaccounts was set at $10.00. After that, the Accumulation Unit Value is calculated at the end of each Valuation Period. The Accumulation Unit Value at the end of each Valuation Period is the Accumulation Unit Value as of the end of the prior Valuation Period multiplied by the Net Investment Factor. The Accumulation Unit Values will vary as a result of the varying investment performance of the Portfolios. The deduction of the mortality and expense risk charge and the administration charge also affects the Accumulation Unit Values. For more information about the Net Investment Factor, see the Definitions section of this prospectus.

Purchase Payment Bonus
We will credit a bonus to each Purchase Payment that we receive during the first 10 Contract Years. The amount of the bonus is equal to the Purchase Payment Bonus Rate multiplied by the amount of the Purchase Payment. The Purchase Payment Bonus Rate is based on your Bonus Base Amount as shown in the table below.

Bonus Base Amount	Bonus Percentage
Less than $250,000	4.0%
$250,000 or more	5.0%
Your Bonus Base Amount at any point in time is equal to:
•	the total of all Purchase Payments that we have received since the Contract effective date, before deduction of premium tax or other taxes; less

•	all withdrawals since the Contract effective date.
Your Bonus Base Amount does not include any bonuses paid on Purchase Payments.
To offset the costs that we incur in connection with the Purchase Payment bonus,
•	the maximum early withdrawal charge for the Contract is slightly higher than the corresponding charge for similar products that we offer without this bonus;

•	the period during which the charge applies is also slightly longer than the early withdrawal charge period for those products; and

•	the mortality and expense risk charge is higher than the corresponding charge for those products.
As a result, the Purchase Payment bonus may not benefit you in certain circumstances and similar products that we offer without this bonus may provide greater value to you. Whether the Purchase Payment bonus is worth more to you than the associated charges depends on a variety of factors, including the amount of the bonus credit and associated charges, the length of time that you hold your Contract, and the return on the investment options that you select. Although the Contracts offer a Purchase Payment bonus, we anticipate that we will make a profit from the sale of the Contracts because we expect the fees and charges that we collect under the Contracts to exceed the actual expenses, including bonus payments, that we incur in connection with the Contracts.
If you cancel the Contract during the right to cancel period, we generally will recapture all bonus amounts credited to the Purchase Payments during that period. In addition, we will recapture the amount of any bonus credited to a Purchase Payment made within the 12 month period that ends on the Death Benefit Valuation Date. Additional information about the recapture of bonus amounts is set out in the following sections of this prospectus: Death Benefit and Your Right to Cancel.
Bonus Examples
An example of how a bonus is calculated is set out in Appendix D. An example of how the early withdrawal charge applies to a Purchase Payment and a related bonus is also set out in Appendix D.
Allocations to Investment Options
You can allocate Purchase Payments in whole percentages to any of the available Subaccounts or the Fixed Accumulation Account. Allocation instructions must be made by Written Request.
Current Restrictions on Allocations
The minimum amount that you can allocate to any Subaccount is $10. The minimum amount that you can allocate to the Fixed Accumulation Account is $10.
We reserve the right to require that Purchase Payment(s) and any related bonus(es) be allocated to the money market Subaccount or to the Fixed Accumulation Account during the right to cancel period. If you exercise your right to cancel the Contract and we have allocated your Purchase Payment(s) to the money market Subaccount or to the Fixed Accumulation Account during the right to cancel period, we will refund the greater of the Purchase Payment(s) less any bonus amounts credited to the Purchase Payments(s) or your Account Value, without deduction of an early withdrawal charge, less any bonus amounts credited to the Purchase Payment(s).
We may, in our sole discretion, restrict or prohibit allocations to Subaccounts or the Fixed Accumulation Account from time to time on a nondiscriminatory basis. If at any time the amount allocated to an investment option is less than $500, we reserve the right to transfer the amount to the other investment options. Such a transfer will be in the same proportion as each of the other option’s value is to the total Account Value, as of the end of the Valuation Period that precedes the transfer, less the amount transferred.
FEES AND CHARGES
Fees and Charges by the Company
We assess two types of fees and charges.
•	We assess fees and charges directly to your Contract. These fees and charges are the annual Contract maintenance fee, transfer fees, early withdrawal charges, and premium taxes, as applicable. They are reflected in your Account Value.

•	We also assess charges against the Separate Account. These charges are the administration charge and the applicable mortality and expense risk charge. They are reflected in the Accumulation Unit Values.
Contract Maintenance Fee
The Contract Maintenance Fee offsets expenses that we incur in issuing the Contracts and in maintaining the Contracts and the Separate Account.

Amount of Fee	$30.00 per year.

When and How Deducted
•   Before the Commencement Date, we deduct this fee as of the Valuation Period after each Contract Anniversary that the Contract is in effect. We deduct it pro rata from each investment option in which the Contract has an interest at that time.

• After the Commencement Date, we deduct a portion of the annual fee from each payment. We deduct a pro rata portion of the annual fee from each payment.

• We also deduct the full annual fee at the time of a surrender.

Waivers	• Before the Commencement Date if the Account Value is at least $50,000 on the date the fee is due.

• After the Commencement Date if the amount applied to a variable dollar benefit is at least $50,000.

• After the Commencement Date where required to satisfy state law.

• In our discretion where we incur reduced sales and servicing expenses.
Transfer Fee
The Transfer Fee offsets costs that we incur in administering the Contracts.

Amount of Fee	$25 for each transfer in excess of 12 in any Contract Year. We reserve the right to change the amount of this fee at any time or the number of transfers that can be made without incurring the transfer fee. The maximum amount of the fee that we would impose on a transfer is $30.

When and How Deducted	Before the Commencement Date, we deduct this fee from the amount transferred.

Waivers	Currently, the transfer fee does not apply to transfers associated with the dollar cost averaging, interest sweep and portfolio rebalancing programs. We reserve the right to eliminate this waiver at any time. We also reserve the right to charge fees for automatic transfer and systematic withdrawal programs described in this prospectus, if we determine, in our discretion, that such charges are necessary to offset the costs of administering the programs.

Early Withdrawal Charge
The Early Withdrawal Charge offsets costs that we incur in the sale of the Contracts, including commissions paid to broker dealers and securities representatives and sales literature costs.

Amount of Charge	Up to 9% of each Purchase Payment and any related bonus, depending on the number of years that have elapsed between the date we receive the Purchase Payment and the date we receive the withdrawal, surrender or annuitization request. The early withdrawal charge is calculated as a percentage of the Purchase Payment and any related bonus withdrawn, surrendered or annuitized.

Number of Full Years Elapsed	Early Withdrawal Charge

Less than 1 year	9.00%
1 year	8.00%
2 years	7.00%
3 years	6.00%
4 years	5.00%
5 years	4.00%
6 years	3.00%
7 years	2.00%
8 years or more	None

When and How Deducted	Early withdrawal charges apply to withdrawals, surrender or annuitization. For purposes of calculating the early withdrawal charge, we process withdrawals against Purchase Payments in the order in which we received them.

Waivers	•	Free withdrawal privilege.

See the Waiver of Early Withdrawal Charges section of this prospectus for more information.	•	If your Contract is issued with a tax sheltered annuity endorsement, you are age 55 or older, you have severed your employment, and your Contract has been in force for at least 7 years.
	•	If your Contract is issued with a tax sheltered annuity endorsement and your Contract has been in force for 10 years or more.

	•	If Annuity Benefit payments are to be made for life or over a fixed period of at least 10 years.

	•	Under other special circumstances described in the Waiver of Early Withdrawal Charges section of this prospectus.

	•	In our discretion where we incur reduced sales and servicing expenses.

	•	Where required to satisfy federal or state law.
Example of Calculation of Early Withdrawal Charge
You surrender your Contract when your Account Value is $100,000. Part of your Account Value ($20,000) comes from Purchase Payments held for one year, part of your Account Value ($30,000) comes from Purchase Payments held for two years, and the remainder of your Account Value ($50,000) comes from Purchase Payments held for three years. No waiver applies. We take an early withdrawal charge of $3,900 and you receive $96,100.

Charge on Purchase Payments held for 2 year	$1,400	($20,000 x 0.07)
Charge on Purchase Payments held for 4 years	$1,500	($30,000 x 0.05)
Charge on Purchase Payments held for 7 years	$1,000	($50,000 x 0.02)

Total early withdrawal charge	$3,900
Deduction for Early Withdrawal Charge When You Take a Withdrawal
Unless you instruct us otherwise, any early withdrawal charge that applies to a withdrawal will be deducted from the amount remaining in your account after you receive the amount you requested. In other words, the amount of the withdrawal will be grossed-up to cover the charge. For example, if the charge is 7%, you request $100, and no waiver applies, you receive $100, the charge is $7.53, and the total withdrawal from your account is $107.53.

Administration Charge
The Administration Charge offsets expenses that we incur in administering the Contracts and the Separate Account.

Amount of Charge	Daily charge equal to 0.000411% of the daily net asset value for each Subaccount, which corresponds to an annual effective rate of 0.15%.

When and How Deducted	Before the Commencement Date and, if variable dollar payments are to be made, after the Commencement Date, we deduct this charge from amounts invested in the Subaccounts.

Waivers or Reductions	In our discretion where we incur reduced sales and servicing expenses.
Mortality and Expense Risk Charge
The Mortality and Expense Risk Charge compensates us for assuming mortality and expense risks under the Contract.
•	We assume mortality risks because we are obligated under the Contracts to make Annuity Benefit payments and Death Benefit payments.
•	We assume expense risks because our actual expenses in administering the Contracts and the Separate Account could exceed the amount recovered through the Contract maintenance fees, transfer fees and administration charges.

Amount of Charge	Standard Contract
Daily charge equal to 0.003863% of the daily net asset value for each Subaccount, which corresponds to an effective annual rate of 1.40%.
Contract with optional Enhanced Death Benefit Rider
Daily charge equal to 0.0045582%of the daily net asset value for each Subaccount, which corresponds to an effective annual rate of 1.65%.
Contract issued with optional Enhanced Death Benefit Rider before May 1, 2009
Daily charge equal to 0.004419% of the daily accumulation unit value for each Subaccount, which corresponds to an effective annual rate of 1.60%.

When and How Deducted	Before the Commencement Date, we deduct this charge from amounts invested in the Subaccounts.

Waivers or Reductions	In our discretion where we incur reduced sales and servicing expenses.
Definition of Net Asset Value
We use the term “net asset value” in the administration charge and mortality and expense risk charge tables above. This term means the amount computed by a Portfolio as the price at which the Portfolio’s shares are purchased and redeemed. It is computed no less frequently than each Valuation Period.
Daily Charges in Leap Years
Because the administration charge and the mortality and expense risk charge are assessed on a daily basis, the effective annual rate of these charges may be slightly higher in leap years.
Premium Taxes
Currently some state governments impose premium taxes on annuities. These taxes currently range from zero to 3.5% depending upon the jurisdiction. A federal premium tax has been proposed but not enacted. We will deduct any applicable premium taxes from the Purchase Payments or the Account Value at the time that the tax is imposed.
Expenses related to Loans
If loans are available under your Contract and you borrow money under the loan provisions, we will charge interest on the loan. The maximum interest rate we charge on a loan is 8%. However, a plan administrator or an employer retirement plan may require us to charge a higher interest rate on loans. We also reserve the right to charge a loan processing fee for each loan. The loan processing fee offsets expenses that we incur in setting up and administering the loan. The maximum loan processing fee that we would charge is $50 for each loan. For more information about loans, see the Contract Loans section of this prospectus.

Maximum Charges
Except as described above, we will never charge more to your Contract than the fees and charges described in the tables above, even if our actual expenses exceed the total fees and charges we collect.
•	If the distribution expenses we incur in selling the Contracts are greater than the early withdrawal charges we collect, we will use our general account assets to pay these distribution expenses. Our general account assets may include amounts derived from mortality and expense risk charges.
•	If our total expenses related to the Contracts are greater than the total fees and charges we collect from the Contracts, we will use our general account assets to pay our expenses.
•	If the fees and charges we collect from the Contracts are greater than our total expenses related to the Contracts, the excess will be profit to us and will not be returned to you.
Expenses of the Portfolios
In addition to fees and charges by the Company, each Portfolio incurs management fees and other expenses that are described in the prospectus and statement of additional information for the Portfolio. Portfolio expenses, like Separate Account expenses, are reflected in Accumulation Unit Values and Benefit Unit Values.
Waiver of Early Withdrawal Charges
Waivers under the Free Withdrawal Privilege
The free withdrawal privilege lets you withdraw some money from your Contract without deduction of an early withdrawal charge. The total amount that you can withdraw, surrender or annuitize during the same Contract Year without a charge under this privilege is 10% of the Purchase Payments and any related bonuses that would otherwise be subject to the early withdrawal charge.
You may not carry over any unused part of your free withdrawal privilege from one Contract Year to the next.
Waivers for Contracts with a Tax Sheltered Annuity Endorsement
We will waive the early withdrawal charges that would otherwise apply if your Contract is issued with a tax sheltered annuity endorsement and, at the time that you withdraw money from your Contract or surrender your Contract:
•	you are at least 55 years old;
•	you have severed your employment; and
•	your Contract has been in force for at least 7 years.
We will also waive the early withdrawal charges that would otherwise apply if your Contract is issued with a tax sheltered annuity endorsement and, at the time that you withdraw money from your Contract or surrender your Contract, your Contract has been in force for 10 years or more.
Waivers for Certain Annuitizations
We will waive the early withdrawal charges that would otherwise apply if you annuitize your Contract for life or for a fixed period of at least 10 years.
Extended Care Waiver
(Rider form R6020808NW—Waiver of Early Withdrawal Charges for Extended Care Rider)
Upon your Written Request, we will waive the early withdrawal charge that would otherwise apply if:
•	your Contract is modified by the Extended Care Waiver Rider;
•	you are confined in a long-term care facility or hospital;
•	the confinement is prescribed by a physician and is medically necessary;
•	the first day of the confinement is at least one year after the Contract effective date; and
•	the confinement has continued for a period of at least 90 consecutive days.
You must provide us with satisfactory proof that you meet these conditions before the date of the withdrawal or surrender. There is no charge for this rider, but it may not be available in all states. Please see the rider for details.

Terminal Illness Waiver
(Rider form R6019408NW—Waiver of Early Withdrawal Charges Upon Terminal Illness Rider)
Upon your Written Request, we will waive the early withdrawal charge that would otherwise apply if:
•	your Contract is modified by the Waiver of Early Withdrawal Charges upon Terminal Illness Rider;
•	you are diagnosed with a terminal illness by a physician;
•	as a result of the terminal illness, you have a life expectancy of less than 12 months from the date of diagnosis; and
•	the diagnosis is rendered by a physician more than one year after the Contract effective date.
You must provide us with satisfactory proof that you meet these conditions before the date of the withdrawal or surrender. There is no charge for this rider, but it may not be available in all states. Please see the rider for details.
Disability Waiver
If the Social Security Administration determines, after the Contract effective date and before the applicable withdrawal or surrender, that you are “disabled” as that term is defined in the Social Security Act of 1935, as amended, we will waive the early withdrawal charges that would otherwise apply.
Additional Information about Waivers
Discretionary Waivers of Fees or Charges
To determine if we will waive a fee or charge, in part or in full, due to reduced sales and servicing expenses, we will look at the relevant factors including the total amount of Purchase Payments to be received, and any prior or existing relationship with us. We would expect to incur reduced sales and servicing expenses in connection with Contracts offered to our employees and employees of our subsidiaries and/or affiliates. There may be other circumstances, of which we are not presently aware, that could result in reduced sales and servicing expenses. In no event will we waive a charge where the waiver would be unfairly discriminatory to any person.
State Limitations
In some states, our ability to waive fees or charges may be limited by applicable laws, regulations or administrative positions.
TRANSFERS
Before the Commencement Date, you may transfer amounts among Subaccounts and/or between Subaccounts and the Fixed Accumulation Account.
A transfer is effective on the Valuation Date during which we receive the Written Request for transfer. We will process transfers to or from a Subaccount at the next Accumulation Unit Value calculated after we receive the transfer request in Good Order.
We may, in our sole discretion, restrict or prohibit any type of transfer or the availability of any Subaccount or the Fixed Accumulation Account on a nondiscriminatory basis. We may modify our transfer procedures at any time and at our sole discretion. If the amount allocated to a Subaccount is less than $500, we reserve the right to transfer the amount to the other Subaccounts and the Fixed Accumulation Account. If the amount allocated to the Fixed Accumulation Account is less than $500, we reserve the right to transfer the amount to the Subaccounts. If we exercise this right, the transfer will be in the same proportion as each of the other investment option’s value is to the total Account Value, as of the end of the Valuation Period that precedes the transfer, less the amount transferred.
Current Restrictions on Transfers from the Subaccounts
Each transfer from a Subaccount must be at least $500 or the balance of your interest in the Subaccount, if less than $500.
Current Restrictions on Transfers to and from the Fixed Accumulation Account
Minimum Transfer Amount. Each transfer from the Fixed Accumulation Account must be at least $500 or the balance of your interest in the Fixed Accumulation Account, if less.

Maximum Transfer Amount. Transfers from the Fixed Accumulation Account during a Contract Year may not exceed the greater of 20% of your fixed account value as of the most recent Contract Anniversary or $1,000. Due to this restriction, it may take a number of years to transfer your interest in the Fixed Accumulation Account to Subaccounts.
Timing Restrictions
•	You may not transfer amounts from the Fixed Accumulation Account during the first Contract Year.
•	You may transfer amounts from the Fixed Accumulation Account only during the 30-day period following a Contract Anniversary.
•	Amounts transferred from the Fixed Accumulation Account to Subaccounts may not be transferred back to the Fixed Accumulation Account for a period of 12 months from the date of the original transfer.
These restrictions on transfers to and from the Fixed Accumulation Account do not apply to transfers made in connection with the dollar cost averaging, portfolio rebalancing or interest sweep programs.
How to Request a Transfer
Currently, you may make a transfer request by any of the following methods:
•	by Written Request;
•	by telephone at 1-800-789-6771;
•	by facsimile at 513-768-5115; or
•	over the Internet through our web site at www.gafri.com.
All transfer requests must comply with the terms of the Contract. We accept transfer instructions once each Valuation Period. Once instructions have been accepted, they may not be rescinded; however, new instructions may be given the following Valuation Period.
You may place transfer requests by telephone, by facsimile or over the Internet between 9:30 a.m. and 4:00 p.m. Access to these alternate methods of placing transfer requests, particularly through our web site, may be limited or unavailable during periods of peak demand, system upgrading and maintenance, or for other reasons. We may withdraw the right to make transfers by telephone, facsimile or over the Internet upon 10 days’ written notice to affected Contract owners.
Automatic Transfer Programs
Before the Commencement Date, we offer the automatic transfer services described below. To enroll in one of these programs, you will need to complete the appropriate authorization form, which you can obtain from us by calling 1-800-789-6771. There are risks involved in switching among the investment options available under the Contract.
Currently, the transfer fee does not apply to dollar cost averaging, portfolio rebalancing, or interest sweep transfers, and transfers under these programs will not count toward the 12 transfers permitted under the Contract without a transfer fee charge. We reserve the right to eliminate this waiver at any time. We also reserve the right to charge fees for automatic transfer and systematic withdrawal programs described in this prospectus, if we determine, in our discretion, that such charges are necessary to offset the costs of administering the programs.

Minimum Account and
Service	Description	Transfer Requirements	Limitations/Notes
Dollar Cost Averaging
Dollar cost averaging requires regular investments regardless of fluctuating price levels and does not guarantee profits or prevent losses in a declining market. You should consider your financial ability to continue dollar cost averaging transfers through periods of changing price levels.
Automatic transfers from the money market Subaccount to any other Subaccount(s), or automatic transfers from the Fixed Accumulation Account to any Subaccount(s).

You may select monthly or quarterly transfers under this program.	Source of funds must be at least $10,000.

Minimum for each transfer is $500.

		When balance of source of funds falls below $500, entire balance will be allocated according to dollar cost averaging instructions.	Dollar cost averaging transfers may not be made to the Fixed Accumulation Account. Dollar cost averaging transfers will take place on the last Valuation Date of each calendar month or quarter.

Minimum Account and
Service	Description	Transfer Requirements	Limitations/Notes
Portfolio Rebalancing Portfolio rebalancing does not guarantee profits or prevent losses in a declining market.	Automatic transfers among the Subaccounts and the Fixed Accumulation Account to maintain the percentage allocations that you have selected.	Minimum Account Value of $10,000.	Transfers will take place on the last Valuation Date of each calendar quarter.

Portfolio rebalancing will not be available if the dollar cost averaging program or an interest sweep from the Fixed Accumulation Account is being utilized.

Interest Sweep	Automatic transfers of the income from the Fixed Accumulation Account to any Subaccount(s).	Balance of the Fixed Accumulation Account must be at least $5,000. Amounts transferred under the interest sweep program will reduce the 20% maximum transfer amount otherwise allowed.	Interest sweep transfers will take place on the last Valuation Date of each calendar quarter.
Changes in or Termination of Automatic Transfer Programs
You may change any automatic transfer instructions that are in place or may terminate your participation in any of the automatic transfer programs at any time. To change your instructions or to terminate your participation, send us a Written Request by U.S. or overnight mail or by facsimile at 513-768-5115 or call us at 1-800-789-6771. You must give us at least 30 days’ notice to change any automatic transfer instructions that are already in place or to terminate your participation in an automatic transfer program.
We may terminate, suspend or modify any aspect of the automatic transfer programs described above without prior notice to you, as permitted by applicable law.
We may also impose an annual fee for participation in an automatic transfer program or increase the current annual fee, as applicable, in such amount(s) as we may then determine to be reasonable. The maximum amount of the annual fee that we would impose for participating in each automatic transfer program is $30.
Transfer Restrictions Related to Active Trading Strategies
Neither the Contract described in this prospectus nor the underlying Portfolios are designed to support active trading strategies that involve frequent movement between or among Subaccounts (sometimes referred to as “market-timing” or “short-term trading”). Persons who intend to use an active trading strategy should consult a financial advisor and request information on variable annuity contracts that offer underlying Portfolios designed specifically to support active trading strategies.
We have implemented several processes and/or restrictions aimed at eliminating the negative impact of active trading strategies. For example, under our policies, if a Contract owner engages in more than 12 transfer events in one Contract Year, we will require him or her to submit transfer requests via regular first-class U.S. mail for the remainder of that Contract Year. Transfer restrictions may vary by state.
Appendix B to this prospectus contains more information about these processes and restrictions.
WITHDRAWALS AND SURRENDERS
Withdrawals
You may take withdrawals from your Contract at any time before the earliest of:
•	the Annuity Commencement Date;
•	a death for which a Death Benefit is payable; or
•	the date that the Contract is surrendered.

The right to withdraw may be restricted under certain tax-qualified retirement arrangements.
Withdrawals must be made by Written Request. The amount available for withdrawal will be the Surrender Value of your Contract as of the end of the Valuation Period in which we receive your withdrawal request. This amount may be limited by tax law or employer plan restrictions on withdrawals. The amount of each withdrawal must be at least $500. No withdrawal can be made that would reduce the Surrender Value of your Contract to less than $500. The $500 minimum does not apply to withdrawals made under a systematic withdrawal program.
A withdrawal will result in the cancellation of Accumulation Units from each of the applicable Subaccounts and/or a reduction in the value of your interest in the Fixed Accumulation Account. Unless the Written Request states otherwise, the reduction in each Subaccount and the Fixed Accumulation Account will be in the same proportion as the reduction in the total Account Value. If you wish to specify the investment options from which the withdrawal is to be taken and the amount to be taken from each specified investment option, you must include this information in the Written Request.
A withdrawal is effective on the Valuation Date during which we receive the Written Request for withdrawal in Good Order. A withdrawal that results in the cancellation of Accumulation Units will be processed at the next Accumulation Unit Value calculated after we receive the Written Request in Good Order.
If an early withdrawal charge applies to your withdrawal, you will receive the amount that you requested and your Account Value will be reduced by the amount you receive plus the early withdrawal charge.
Tax consequences of a withdrawal are described in the Federal Tax Matters section of this prospectus.
Surrenders
You may surrender your Contract in full at any time before the earlier of:
•	the Annuity Commencement Date; or

•	a death for which a Death Benefit is payable.
A full surrender will terminate the Contract including any applicable riders. The right to surrender may be restricted under certain tax-qualified retirement arrangements.
A surrender must be made by Written Request. The amount available for surrender will be the Surrender Value at the end of the Valuation Period in which the Written Request for surrender is received by us.
A surrender is effective on the Valuation Date during which we receive the Written Request for surrender in Good Order. A surrender that results in the cancellation of Accumulation Units will be processed at the next Accumulation Unit Value calculated after we receive the Written Request in Good Order.
Tax consequences of a surrender are described in the Federal Tax Matters section of this prospectus.
If you cancel the Contract during the right to cancel period, we generally will recapture all bonus amounts credited to the Purchase Payments during that period.
Deferral of Payment
We have the right to suspend or delay the date of payment of a withdrawal or surrender from the Subaccounts at certain times. We may do this for any period:
•	when the New York Stock Exchange is closed or when trading on the New York Stock Exchange is restricted;

•	when the SEC determines that an emergency exists as a result of which the disposal of securities in the Separate Account is not reasonably practicable or it is not reasonably practicable to determine fairly the value of the net assets in the Separate Account; or

•	when the SEC permits a suspension or delay in payment for the protection of security holders.
As permitted under certain state laws, we also reserve the right to delay the processing and payment of a withdrawal or surrender from the Fixed Accumulation Account. We may delay processing and payment for up to 6 months after we receive your Written Request for a withdrawal or surrender from the Fixed Accumulation Account. If we delay processing and payment, we will comply with applicable state law.

Systematic Withdrawal
Before the Annuity Commencement Date, you may elect to automatically withdraw money from your Contract. Your Account Value must be at least $10,000 in order to make a systematic withdrawal election. The minimum monthly amount that can be withdrawn is $100.
You may begin or discontinue systematic withdrawals at any time by Written Request. You must give us at least 30 days’ notice to change any systematic withdrawal instructions that are currently in place. We reserve the right to discontinue offering systematic withdrawals at any time.
Currently, we do not charge a fee to participate in a systematic withdrawal program. However, we reserve the right to impose an annual fee in such amount as we may then determine to be reasonable for participation in the systematic withdrawal program. If imposed, the fee will not exceed $30 annually.
Before electing a systematic withdrawal program, you should consult with a financial advisor. Systematic withdrawal is similar to annuitization, but will result in different taxation of payments and potentially a different amount of total payments over the life of your Contract than if annuitization were elected. Systematic withdrawals will reduce the amount available under the Free Withdrawal Privilege described above. Unless a waiver applies, the early withdrawal charge applies to a withdrawal made under a systematic withdrawal program during an early withdrawal charge period.
For more information about a systematic withdrawal program, contact us at our Administrative Office, P.O. Box 5423, Cincinnati, Ohio 45201-5423, or call us at 1-800-789-6771.
CONTRACT LOANS
We may make loans to Owners of certain Tax Qualified Contracts. If loans are available under a Tax Qualified Contract, loan provisions are described in the loan endorsement to the Contract.
If loans are available under your Contract and you borrow money under the loan provisions, we will charge interest on the loan. The maximum interest rate we charge on a loan is 8%.
We also reserve the right to charge a loan processing fee for each loan. The maximum loan processing fee that we would charge is $50 for each loan.
These loans will be secured with an interest in your Contract. You must hold the amount necessary to secure all loans under your Contract (“collateral amount”) in the Fixed Accumulation Account. Generally we require the collateral amount to be 110% of the outstanding loan balance.
To meet this requirement, it may be necessary for you to transfer funds to the Fixed Accumulation Account from the Subaccounts to which you have allocated your Account Value. If you do not make the necessary transfer, we will transfer the applicable collateral amount on a pro rata basis from such Subaccounts to the Fixed Accumulation Account.
The collateral amount held in the Fixed Accumulation Account will earn a fixed rate of interest. The minimum rate of interest that we will credit to the collateral amount will be 3%.
The difference between the interest rate we charge on a loan and the interest rate we credit to the collateral amount is called the “loan interest spread.”
•	Because the maximum interest rate we charge on a loan is 8% and the minimum interest rate we credit to the collateral amount is 3%, the maximum “loan interest spread” is 5%.
•	Because we are currently charging 6% interest on loans and crediting 3% interest on collateral, the current “loan interest spread” is 3%.
•	A plan administrator or an employer retirement plan may require us to charge an interest rate on loans that is higher than 8%. In this case, the maximum “loan interest spread” will be higher than 5% and the current “loan interest spread” will be higher than 3%.
If loans are available under your Contract and you borrow money under the loan provisions, you will not be able to surrender or annuitize your Contract until all such loans are paid in full. Loans may also limit the amount of money that you can withdraw from your Contract. If you default in repaying a loan under your Contract, we may pay off the loan by effectively reducing your Account Value by an amount equal to the balance of the loan.
If we receive money from you while a loan is outstanding under your Contract, we will treat the money as a Purchase Payment unless you notify us that the money is a loan payment. We do not treat loan payments as Purchase Payments for purposes of the early withdrawal charge. An outstanding loan balance does not affect the calculation of the crediting of purchase payment bonuses.
The restrictions on transfers to and from the Fixed Accumulation Account, which are set out in the Transfers section of this prospectus, do not apply to transfers of collateral amounts.
Loan amounts, repayment requirements and default procedures are subject to provisions of the Internal Revenue Code. A default on a loan will result in a taxable event. You should consult a tax advisor before exercising loan privileges.
An outstanding loan balance affects the Account Value, the Surrender Value, the amount of the Annuity Benefit, and the amount of the Death Benefit. In addition, a loan, whether or not repaid, will have a permanent effect on the Account Value because the collateral amount cannot be allocated to the Subaccounts. The longer the loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable depending on market performance during the loan period.
For more information about loans, contact us at our Administrative Office, P.O. Box 5423, Cincinnati, Ohio 45201-5423, or call us at 1-800-789-6771.
ANNUITY BENEFIT
When the Contract is annuitized, we promise to pay you a stream of Annuity Benefit payments for the duration of the settlement option selected. Upon annuitization, the Account Value is no longer available to you.
Annuity Commencement Date
The Annuity Commencement Date as of the Contract effective date is set out on the Contract specification page. You may change the Annuity Commencement Date by Written Request. We must receive the Written Request at least 30 days before the date that the Annuity Benefit payments are scheduled to begin.
•	You may not change the Annuity Commencement Date to a date earlier than the first Contract Anniversary.
•	You may not change the Annuity Commencement Date to a date later than the Contract Anniversary following the 95th birthday of the eldest Owner, unless we agree.
Annuity Benefit Amount
If Annuity Benefit payments are to be made for life or over a fixed period of at least 10 years, then the Account Value as of the Annuity Commencement Date will be used to provide these payments. Otherwise, the Surrender Value as of the Annuity Commencement Date will be used to provide Annuity Benefit payments. The amount used to provide Annuity Benefit payments will be reduced by any fees and charges under the Contract and applicable premium tax or other taxes not previously deducted.
Form of Annuity Benefit Payments
You may elect to have Annuity Benefit payments made pursuant to any form of settlement option that is currently available. The standard forms of settlement options are described in the Settlement Options section of this prospectus.
You may elect a settlement option or change your election by Written Request. The election or any change in your election must be made before the Annuity Commencement Date. We must receive your Written Request at least 30 days before the Annuity Commencement Date.
If you have not made an election as to the form of settlement option, we will attempt to contact you to ascertain the form of settlement option to be used. If you do not select a settlement option, Annuity Benefit payments will be made annually under the terms of Settlement Option B with a fixed period of 10 years, as described in the Settlement Options section of this prospectus. Under this settlement option, Annuity Benefit payments are made for life and are guaranteed to be paid for at least 10 years.

Annuity Benefit Distribution Rules
Any settlement option election or change of a settlement option election is subject to the Annuity Benefit Distribution Rules provision of the Contract. These rules are summarized below.

For a Tax Qualified Contract	Annuity Benefit payments must meet the required minimum distribution rules set out in the tax qualification endorsement.

For any other Contract	Annuity Benefit payments that are still payable after the death of the person controlling the payments must be made at least as rapidly as payments were being made at the time of death.
DEATH BENEFIT
Definitions
Death Benefit Commencement Date
The first day of the first payment interval for a Death Benefit that is paid as periodic payments or the date of payment for a Death Benefit that is paid as a lump sum.
Death Benefit Valuation Date
The earlier of (1) the date that we have received both Due Proof of Death and a Written Request with instructions as to the form of the Death Benefit or (2) the Death Benefit Commencement Date.
Due Proof of Death
A certified copy of a death certificate or a certified copy of a decree made by a court of competent jurisdiction as to the finding of death. We will also accept other proof that is satisfactory to us.
Death Benefit
A Death Benefit is payable under your Contract if, before the Annuity Commencement Date and before the Contract is surrendered:
•	an Owner dies; or

•	an Owner is a non-natural person and the Annuitant dies.
For this purpose, a trustee is considered to be a non-natural person, and the death of an individual who owns the Contact as a trustee will not be treated as the death of an Owner.
No Death Benefit will be paid until we receive Due Proof of Death. Only one Death Benefit will be paid under the Contract. If a Death Benefit becomes payable, it will be in lieu of all other benefits under the Contract and all other rights under this Contract will be terminated. If your surviving spouse (or your civil union partner/domestic partner in applicable states) becomes a successor owner of the Contract, no Death Benefit will be paid on your death.
Death Benefit Amount under the Standard Contract
The amount of the Death Benefit will be based on the greater of:
•	the Account Value on the Death Benefit Valuation Date; or

•	the total of all Purchase Payments received by us including the bonuses credited to the Purchase Payments, reduced proportionally for any withdrawals, including withdrawals to pay charges.
Enhanced Death Benefit Rider
We offer an enhanced Death Benefit through an optional rider to the Contract. To select this Rider, you must make a Written Request. We must receive your Written Request before the Contract effective date.
You may not select this Rider if you or the eldest Owner will be age 80 or older on the Contract effective date. You may not voluntarily terminate this Rider after the Contract effective date.
If you select this Rider, we will increase the annual mortality and expense risk charge applicable to your Contract. The 0.25% increase will compensate us for the additional mortality and expense risk that we assume under the Rider. (For Contracts issued with the Enhanced Death Benefit Rider before May 1, 2009, we increased the annual mortality and expense risk charge by 0.20%.)

If you select this Rider, the amount of the Death Benefit will be based on the greatest of:
•	the Account Value on the Death Benefit Valuation Date;

•	the total of all Purchase Payments received by us including the bonuses credited to the Purchase Payments, reduced proportionally for any withdrawals including withdrawals to pay charges; or

•	the Historic High Value as described below.
Historic High Value. The Historic High Value after the first Contract Anniversary is your largest Account Value on any Contract Anniversary that is before the Death Benefit Valuation Date and before the 80th birthday of the eldest Owner (“largest account value”), reduced by an amount proportionate to any reduction in the Account Value due to a withdrawal after this “largest account value” was reached and any related early withdrawal charge or other related fees or charges.
There is no Historic High Value before the first Contract Anniversary. The Death Benefit under this Rider before the first Contract Anniversary is effectively the same as the Death Benefit under the standard Contract.
Other Information about the Death Benefit Amount
•	Any reduction that we make to reflect withdrawals will be made in the same percentage as the percentage reduction in your Account Value on the date of withdrawal. As a result, this reduction may be greater than the amount of the withdrawal. An example of how a withdrawal impacts the Death Benefit is provided in Appendix C.

•	The Death Benefit under this Rider will be reduced by any fees or charges due under this Contract, by any applicable premium tax or other taxes not previously deducted, and by the outstanding balance of any loans. The Death Benefit amount under this Rider will also be reduced by the amount of any bonus credited to a Purchase Payment made within the 12 month period that ends on the Death Benefit Valuation Date.

•	We will accrue interest on the Death Benefit payable under the Rider as required by law. Any interest will be added to the Death Benefit to be paid.
Allocations and Transfers of Death Benefit Amount
On the Death Benefit Valuation Date, we will allocate the Death Benefit amount among the Subaccounts and the Fixed Accumulation Account. This allocation will be made in the same proportion as the value of each option bears to the total Account Value as of the end of the Valuation Period immediately before that date. After this allocation, the amount of the Death Benefit to be paid will be based on the Account Value.
Between the Death Benefit Valuation Date and the Death Benefit Commencement Date, the Beneficiary may transfer funds among the Subaccounts and the Fixed Accumulation Account. These transfers are subject to the limitations described in the Transfers section and Appendix B of this prospectus.
Death Benefit Commencement Date
The Beneficiary may designate the Death Benefit Commencement Date by Written Request. The Written Request must be made within one year of the death for which the Death Benefit is payable. If no designation is made, then the Death Benefit Commencement Date will be one year after the date of death.
Form of Death Benefit Payments
You may elect to have Death Benefit payments made in one lump sum or pursuant to any form of settlement option that is currently available. The standard forms of settlement options are described in the Settlement Options section of this prospectus. There is no additional charge associated with this election.
The election must be made before your death. You may change the election at any time before your death. The election or any change in the election must be made by Written Request.
If you do not make any election, the Beneficiary may make that election after your death and before the Death Benefit Commencement Date. A Beneficiary may change the Beneficiary’s own election by Written Request. We must receive the Written Request at least 30 days before the Death Benefit Commencement Date.
If neither you nor the Beneficiary has made an election, Death Benefit payments will be made annually under the terms of Settlement Option A with a fixed period of 4 years, as described in the Settlement Options section of this prospectus. Under this settlement option, Death Benefit payments end after 4 years.

If the beneficiary is an individual and the lump sum payment option is selected, we pay the death benefit by establishing an interest-bearing draft account for the beneficiary in the amount of the death benefit. This account is called the Great American Benefit Choice Account. We send the beneficiary a personalized “checkbook” for this account. The beneficiary may withdraw all or part of the money in this account at any time by writing a draft against the account. The servicing bank will process the draft by drawing funds from our general account.
The Great American Benefit Choice Account earns interest, which is compounded daily and credited monthly. We set the interest rate for this account. We review the rate periodically and we may change it at any time. We may make a profit on the money held in this account.
The Great American Benefit Choice Account is part of our general account. It is not a bank account, and it is not insured by the FDIC, NCUSIF, or any government agency. As part of our general account, it is subject to the claims of our creditors.
In some circumstances when a lump sum payment option is selected, we do not establish a draft account for the beneficiary.
•	If the death benefit is less than $5,000 or the beneficiary is a non-natural person such as a trust, estate or corporation, we pay the death benefit with a single check payable to the beneficiary.

•	If the beneficiary is a resident of Arkansas, Colorado, Florida, Kansas, Maryland, Nevada, North Carolina or North Dakota and he or she requests that the lump sum be paid by check, we pay the death benefit with a single check payable to the beneficiary.
Application of a Death Benefit to a Settlement Option
When a Death Benefit is applied to a settlement option, we promise to pay a stream of benefit payments for the duration of the settlement option selected. Benefit payments are based on the Account Value on the Death Benefit Commencement Date.
The Beneficiary generally will be the person on whose life any Death Benefit payments under a settlement option will be based. If the Beneficiary is a non-natural person, the Beneficiary may elect to have payments under a life option based on the life of a person to whom the Beneficiary is obligated. This election must be made by Written Request before the Death Benefit Commencement Date. Otherwise, a Beneficiary that is a non-natural person may only elect to have settlement option payments made under a fixed period payment option.
Death Benefit Distribution Rules
Any designation of the Death Benefit Commencement Date, any election of the form of death benefit payments, and any change in the designation or the election is subject to the Death Benefit Distribution Rules provision of the Contract. These rules are summarized below.

For a Tax Qualified Contract	Death Benefit payments must meet the required minimum distribution rules set out in the tax qualification endorsement.

For any other Contract	The Death Benefit must be paid either:
• in full within 5 years of death; or
• over the life of the Beneficiary or over a period certain not exceeding the Beneficiary’s life expectancy, with payments at least annually starting within one year of death.
Step Up in Account Value for Successor Owner
If your spouse (or your civil union partner/domestic partner in applicable states) becomes the successor owner of the Contract, the Account Value may be increased. There is no additional charge associated with this feature.
•	The Account Value will be increased to equal the amount of the Death Benefit that would have been payable if your spouse (or your civil union partner/domestic partner) had not become the successor owner.

•	If the Death Benefit that would have been payable is equal to the Account Value on the applicable date, the Account Value will not be increased.
If the Account Value is increased under this provision, we will add the amount in the same proportion as the value of each Subaccount and the Fixed Accumulation Account is to the total Account Value as of the end of the Valuation Period that precedes the Death Benefit Valuation Date. Any increase under this provision will occur as of the date that would have been the Death Benefit Valuation Date. The date that would have been the Death Benefit Valuation Date will be the later of (1) the date we receive Due Proof of Death or (2) the date we receive the successor owner election. This date will never be later than one year after the date of your death.
We recapture the amount of any bonus credited to a Purchase Payment made within the 12 month period that ends on the Death Benefit Valuation Date. Such a recapture may affect the step up in Account Value.
SETTLEMENT OPTIONS
We will make periodic payments under the standard forms of settlement options described below. More than one settlement option may be elected if the requirements for each settlement option elected are satisfied.
We will make periodic payments in any other form of settlement option that is acceptable to us at the time of any election. Fixed periods shorter than 5 years are generally not available under any settlement option. A fixed period of less than 5 years is available only as a Death Benefit settlement option. All elected settlement options must comply with pertinent laws and regulations.
Once payment begins under a settlement option that is contingent on the life of a specified person or persons (Option B and Option C), the settlement option may not be changed or commuted (i.e., redeemed at present value). Other settlement options (Option A) may be commuted on a basis acceptable to you and us at the time of the commutation request.

Option	Description
Option A Income for a Fixed Period	We will make periodic payments for a fixed period of time that you select (5 to 30 years).

Option B Life Annuity with Payments for a Fixed Period	We will make periodic payments for as long as you live (or as long as the person on whose life benefit payments are based lives). If you die (or the person on whose life benefit payments are based dies) during the fixed period of time that you select, we will make periodic payments for the rest of the period.

Option C Joint and One-Half Survivor Annuity	We will make periodic payments until the death of the primary person on whose life benefit payments are based. If the secondary person on whose life benefit payments are based survives the primary person, we will make one-half of the periodic payment until the death of the secondary person.
We will use the Annuity 2000 Mortality Table for blended lives (60% female/40% male) with interest at 1% per year, compounded annually, to compute all guaranteed settlement option factors, values, and benefits under the Contract.
Payments under Settlement Options
Payments under any settlement option may be in monthly, quarterly, semi-annual or annual payment intervals. The first payment will be paid as of the last day of the initial payment interval. If the amount of any regular payment under the form of settlement option elected would be less than $50, an alternative form of settlement option will have to be elected. In our discretion, we may require benefit payments to be made by direct deposit or wire transfer to the account of a designated payee.
If payment under a settlement option depends on whether a specified person is still alive (Option B and Option C), we may at any time require proof that the person is still living. We will require proof of the age of any person on whose life payments are based. For purposes of calculating payments based on the age of a person, we will use the person’s age as of his or her last birthday.
If more than one person is the payee under a settlement option, we will make payments to the payees jointly. No more than 2 persons may be initial payees under Option C.
We may modify minimum amounts, payment intervals, and other terms and conditions at any time without prior notice to you. If we change the minimum amounts, we may change any current or future payment amounts and/or payment intervals to conform with the change.

Form of Benefit Payments under Settlement Options
Benefit payments may be calculated and paid as fixed dollar payments, variable dollar payments, or a combination of both. The stream of payments, whether fixed dollar or variable dollar, is an obligation of our general account. However, we guarantee only the amount of fixed dollar payments. The Beneficiary (or the applicable payee) bears the risk that any variable dollar payment may be less than the initial variable dollar payment, or that it may decline to zero, if Benefit Unit Values for that payment decrease sufficiently.
You may request that Annuity Benefit payments or Death Benefit payments be made as fixed dollar payments, variable dollar payments, or a combination of both.
Fixed dollar payments are determined as follows. We start with the amount to be applied to fixed dollar payments. We then deduct a pro-rata portion of the Contract maintenance fee. The resulting amount, expressed in thousands of dollars is then multiplied by the amount of the periodic payment per $1,000 of value. This payment is obtained from the settlement option table for the option that is elected. Fixed dollar payments will remain level for the duration of the payment period.
The variable dollar base payment on the Commencement Date is determined as follows. We start with the amount to be applied to variable dollar payments, expressed in thousands of dollars. This amount is then multiplied by the amount of the periodic payment per $1,000 of value. This payment is obtained from the settlement option table for the option that is elected. The variable dollar base payment reflects an assumed rate of return that is built into the settlement option table. A higher assumed rate of return means a larger variable dollar base payment. A lower assumed rate of return means a smaller variable dollar base payment.
After the Commencement Date, the actual amount of each variable dollar payment will also reflect the investment performance of the Subaccount(s) selected. It may vary from payment to payment. Subsequent variable dollar payments increase only when the actual investment performance is greater than the assumed rate of return. Subsequent variable dollar payments decrease when the actual investment performance is less than the assumed rate of return.
No transfers between fixed dollar payments and variable dollar payments will be allowed after the Commencement Date. Twelve months or more after the Commencement Date, the person controlling payments may transfer all or part of the Benefit Units upon which variable dollar payments are based from the Subaccount(s) then held to Benefit Units in other Subaccount(s) that are then available. Such transfers of Benefit Units may not occur more than once in any 12 month period and are subject to the limitations on transfers described in the Transfers section and Appendix B of this prospectus.
Nonhuman Payees under a Settlement Option
Except as stated below, the primary payee under a settlement option must be a human being. All settlement option payments during his or her life must be made by check payable to the primary payee or by electronic transfer to a checking or savings account owned by the primary payee. Settlement option payments may be made as a tax-free exchange, transfer, or rollover to or for an annuity or tax-qualified account as permitted by federal tax law.
A nonhuman Owner or Beneficiary may be the primary payee. We may make other exceptions in our discretion.
Considerations in Selecting a Settlement Option and Payment Forms
Periodic payments under a settlement option are affected by various factors, including the length of the payment period, the life expectancy of the person on whose life benefit payments are based, the frequency of the payment interval (monthly, quarterly, semi-annual or annual), and the payment form selected (fixed dollar or variable dollar).
•	Generally, the longer the period over which payments are made or the more frequently the payments are made, the lower the amount of each payment because more payments will be made.

•	For life contingent settlement options (Option B and Option C), the longer the life expectancy of the Annuitant or Beneficiary, the lower the amount of each payment because more payments are expected to be paid.

•	Fixed dollar payments will remain level for the duration of the payment period.

•	The actual amount of each variable dollar payment may vary from payment to payment regardless of the duration of the payment period. The actual amount of each variable dollar payment will reflect the investment performance of the Subaccount(s) selected. The assumed daily investment factor, which is based on a net investment rate of 1% per year, compounded annually, also affects the amount by which variable dollar payments increase or decrease.

The Statement of Additional Information contains more information about the Annuity Benefit, the Death Benefit, benefit payment forms, benefit payment calculations, and the assumed daily investment factor.
THE CONTRACT
Your Contract is an agreement between you and the Company. Values, benefits and charges are calculated separately for your Contract.
Because we are subject to the insurance laws and regulations of all the jurisdictions where we are licensed to operate, the availability of certain Contract rights and provisions in a given state may depend on that state’s approval of the Contracts. Where required by state law or regulation, the Contracts will be modified accordingly. To obtain an explanation of the modifications that we have made to Contracts delivered in the state where you live, contact us at our Administrative Office, P.O. Box 5423, Cincinnati, OH 45201-5423, or call us at 1-800-789-6771.
We may make any changes to the Contracts required by the Investment Company Act of 1940 or other federal securities laws or by federal or state law regulating variable annuities. In addition, we may make any changes necessary to maintain the status of the Contracts as annuities under the Internal Revenue Code. To the extent required by applicable law, we will obtain approval from federal and state regulators and Contracts owners and we will notify you of such changes.
At our discretion, we may suspend or discontinue sales of the Contracts.
Your Right to Cancel
You may cancel your Contract by returning it and giving us written notice of cancellation. You have until midnight of the 20th day following the day you receive the Contract. The Contract must be returned and the required notice must be given to us, or to the agent or producer who sold it to you, in person or by mail. If sent by mail, the return of the Contract or the notice is effective on the date it is postmarked, with the proper address and with postage paid.
If you cancel your Contract as set forth above, your Contract will be void and you will receive a refund. We will calculate the amount of such refund based on the procedures described below.
Federal law or the law of the state where you live may vary your cancellation rights.
•	When required by state or federal law, we will refund Purchase Payments without any investment gain or loss.

•	When required by state or federal law, we will refund Purchase Payments in full, without deducting any fees or charges.

•	When required by state law, the right to cancel period may be longer than 20 days.
The cover page of your Contract explains the cancellation rights specific to your Contract.
During the right to cancel period, we reserve the right to allocate all Purchase Payments and any related bonuses temporarily to the Fixed Accumulation Account or a money market Subaccount, at our discretion. If we exercise this right, we will reallocate your Account Value as of the end of the right to cancel period. When we make this reallocation, we will follow the allocation instructions that you provided with your initial Purchase Payment.
Calculation of Refund Amount
If you cancel your Contract during the right to cancel period, the refund amount will vary depending on whether we have exercised our right to allocate Purchase Payments and any related bonuses temporarily to the Fixed Accumulation Account or a money market Subaccount. The following chart explains how we will calculate the refund amount.

Circumstances	Refund Amount
If we have not exercised our right to make temporary allocations we will refund the Purchase Payments made for your Contract, less any bonus amounts credited to the Purchase Payments, plus any investment gains (including investment gains on the bonus amounts) or minus any investment losses (including investments losses on the bonus amounts) under the Contract as of the end of the Valuation Period during which we receive the returned Contract.

Note that, in this case, we will recapture the entire amount of any bonus even if your Contract has declined in value to an amount that is less than your Purchase Payments.

If we have exercised our right to make temporary allocations	we will refund the greater of:
• the Purchase Payments made for your Contract less any bonus amounts credited to the Purchase Payments; or
• your Account Value, without deduction of an early withdrawal charge, less any bonus amounts credited to the Purchase Payments.
Our Right to Terminate
We reserve the right to terminate your Contract at any time that the Surrender Value is less than $500. If we terminate your Contract, we will pay you the Surrender Value.
Ownership Provisions
Owner
The Owner is the person with authority to exercise all of the ownership rights under a Contract, such as making allocations among investment options, electing a settlement option, and designating the Annuitant, Beneficiary and payee. If you live in a community property state and have a spouse at any time while you own this Contract, the laws of that state may vary your ownership rights.
An Owner must ordinarily be a natural person, or a trust or other legal entity holding a Contract for the benefit of a natural person. If an Owner is a non-natural person, then the age of the eldest Annuitant will be treated as the age of the owner for all purposes under this Contract. A trustee that owns a Contract is considered to be a non-natural person for all purposes under the Contract.
Successor Owner
In some cases, your spouse (or your civil union partner/domestic partner in applicable states) may succeed to the ownership of the Contract after your death. Specifically, if a Death Benefit is payable on account of your death and your spouse (or your civil union partner/domestic partner) is the sole Beneficiary under the Contract, he or she will become the successor owner of the Contract if (1) you make that Written Request before your death or (2) after your death, your spouse (or your civil union partner/domestic partner) makes that Written Request within one year of your death and before the Death Benefit Commencement Date. A successor owner will succeed to all rights of ownership under the Contract except the right to name another successor owner.
As required by federal tax law, the Contract contains rules about the rate at which a death benefit must be paid to a beneficiary who is not your spouse. If the successor owner is not your spouse as defined by federal tax law, then after you death the contract values must be distributed in a manner that complies with these rules.
Civil Union Partners, Domestic Partners and Same-Gender Married Couples
The federal Defense of Marriage Act states that none of the following persons are considered married under federal law: civil union partners, domestic partners, or same-gender married couples. Therefore the favorable tax treatment provided by federal tax law to a surviving spouse is NOT available to a surviving civil union partner, a surviving domestic partner, or the surviving spouse of a same-gender marriage. For information about federal tax laws, please consult a tax advisor.

Joint Owners
•	For a Tax Qualified Contract

No joint owner is permitted.

•	For any other Contract

Two persons may jointly own the Contract. Each joint owner may exercise allocation and transfer rights independently. All other rights of ownership must be exercised by joint action.

A surviving joint owner will be deemed to be the sole Beneficiary of any Death Benefit that becomes payable on the death of the first owner to die, regardless of any Beneficiary designation. A surviving joint owner who is the spouse (or civil union partner/domestic partner in applicable states) of the deceased owner may become the successor owner of the Contract in lieu of receiving the Death Benefit.
Transfer of Ownership
•	For a Tax Qualified Contract

You may not transfer, sell or in any way alienate your interest in the Contract except to the limited extent provided in the tax qualification endorsement.

•	For any other Contract

You may transfer ownership at any time during your lifetime. A transfer must be made by Written Request. Except as otherwise elected or required by law, a transfer of ownership will not cancel a designation of an Annuitant or Beneficiary or a settlement option election. A transfer of ownership may have adverse tax consequences.
Assignment
•	For a Tax Qualified Contract

You may not pledge, charge, encumber, or in any way assign your interest in the Contract except to the limited extent provided in the tax qualification endorsement.

•	For any other Contract

You may assign all or any part of your rights under this Contract except (1) the right to designate or change a Beneficiary; (2) the right to designate or change an Annuitant; (3) the right to transfer ownership; and (4) the right to elect a settlement option. The person to whom rights are assigned is called an assignee. An assignment must be made by Written Request. We are not responsible for the validity or tax effects of any assignment. If an assignment is allowed, then the rights of an assignee, including the right to any payment under the Contract, come before the right of the Owner, Annuitant, Beneficiary, or other payee. An assignment may be ended only by the assignee or as provided by law.
Annuitant Provisions
The Annuitant is the natural person on whose life Annuity Benefit payments are based.
Annuitant
•	For a Tax Qualified Contract

The Annuitant must be the Owner. If the Owner is a plan sponsor or trustee, then the Annuitant is the designated natural person for whose benefit the Contract was purchased and this designation cannot be changed.

•	For any other Contract

The Annuitant is the person or persons designated by you. If you do not designate an Annuitant or if no Annuitant designated by you is surviving, then the Annuitant will be each Owner who is a natural person.

You generally may make or change a designation of Annuitant at any time before the Commencement Date. A designation of Annuitant must be made by Written Request.

Except as otherwise elected or as required by law, a change of Annuitant will not cancel a designation of a Beneficiary or a settlement option election.

Beneficiary Provisions
The Beneficiary is the person entitled to receive any Death Benefit that is to be paid under this Contract. The Beneficiary will be the measuring life for life contingent Death Benefit payments (Option B and Option C).
•	If there is a joint owner and that joint owner survives you, then that joint owner is the Beneficiary regardless of any designation of Beneficiary made by you.

•	If there is no joint owner who survives you, than the Beneficiary is the person or persons whom you designate.

•	If there is no joint owner or Beneficiary designated by you who survives you, then your estate will be the Beneficiary.
If a Beneficiary dies within 30 days after your death, we will assume that he or she did not survive you for purposes of this Contract.
Joint Beneficiaries. You may designate 2 or more persons jointly as the Beneficiary. Unless you state otherwise, joint Beneficiaries who survive you will be entitled to equal shares.
Contingent Beneficiaries. You may also designate one or more persons as contingent Beneficiary. Unless you state otherwise, a contingent Beneficiary will be entitled to a benefit only if there is no primary Beneficiary who survives you.
How to Designate a Beneficiary or Change a Designation
You may make or change a designation of Beneficiary at any time so long as you have not specified that a prior designation is irrevocable and no death has occurred for which a Death Benefit is payable. A designation of Beneficiary must be made by Written Request. The Written Request must be received on or before the date of death for which a Death Benefit is payable. Except as otherwise elected or as required by law, a change of Beneficiary will not cancel a designation of an Annuitant or a settlement option election.
Payees under the Contract
A payee is a person to whom benefits are paid under this Contract.
Payees
•	For a Tax Qualified Contract

You are the Annuitant under the Contract and, as the Annuitant, you are the payee of the Annuity Benefit.

The Beneficiary is the payee of the Death Benefit.

•	For any other Contract

The Annuitant under the Contract is the payee of the Annuity Benefit. If you are not the Annuitant, you can elect to have the Annuity Benefit Payments made to you as payee.

The Beneficiary is the payee of the Death Benefit.
Designation of Other Payees
A designation or change of payee must be made by Written Request. Irrevocable naming of a payee other than the Owner can have adverse tax consequences.
In any event, the Annuitant will be the person on whose life Annuity Benefits payments are based and the Beneficiary will be the person on whose life Death Benefit payments under a settlement option will be based. No change of payee at any time will change this.
ANNUITY INVESTORS LIFE INSURANCE COMPANY®
The Company is a stock life insurance company incorporated under the laws of the State of Ohio in 1981. The Company is principally engaged in the sale of variable and fixed annuity contracts. The administrative office of the Company is located at 525 Vine Street, Cincinnati, Ohio 45202. The Company is an indirect wholly owned subsidiary of American Financial Group, Inc., a publicly traded holding company (NYSE: AFG).
The obligations under the Contracts are obligations of the Company. The fixed benefits under this Contract are provided through the Fixed Account. The Fixed Account is part of our general account and its values are not dependent on the investment performance of the Subaccounts that make up the Separate Account. The variable benefits under this Contract are provided through the Separate Account, which is described below.
The Company’s general account assets are used to guarantee the payment of applicable annuity and death benefits under the Contracts. As a result, Contract owners must rely upon the financial strength of the Company for any benefit payments under the Contract. To the extent that we are required to pay benefit amounts in excess of the applicable Contract values, such amounts will come from the Company’s general account assets. You should be aware that the Company’s general account is exposed to the risks normally associated with a portfolio of fixed maturity securities, equity securities and derivatives. Certain risks are inherent in connection with fixed maturity securities, including loss upon default, price volatility and prepayment risk. The Company’s financial statements in the Statement of Additional Information include a further discussion of investments held by the Company’s general account. In addition, the Company’s general account is subject to the claims of its creditors.
The Company and Great American Advisors®, Inc., the principal underwriter of the Contracts, are involved in various kinds of routine litigation that, in management’s judgment, are not of material importance to their assets or the Separate Account. There are no pending legal proceedings against the Separate Account.
THE SEPARATE ACCOUNT
We established the Separate Account on November 7, 2001, as an insurance company separate account under the laws of the State of Ohio. The Separate Account is registered with the SEC as a unit investment trust. It is divided into Subaccounts that invest in corresponding Portfolios. Interests in the Subaccounts are securities registered with the SEC.
The assets of the Separate Account will be held for the exclusive benefit of owners of, and the persons entitled to payment under, the Contracts offered by this prospectus and all other contracts issued by the Separate Account. Under Ohio law, the assets of a separate account are not chargeable with liabilities incurred in any other business operation of the Company. Income, gains and losses incurred on the assets in the Separate Account, whether realized or not, are credited to or charged against the Separate Account, without regard to other income, gains or losses of the Company. Therefore, the performance of the Separate Account is entirely independent of the investment performance of our general account assets or any other separate account maintained by us.
Separate Account Changes. If we deem it to be in the best interest of persons having voting rights under the Contracts, we may operate the Separate Account as a management company or any other form permitted by law; de-register the Separate Account in the event such registration is no longer required; or combine the Separate Account with one or more separate accounts. If we take any of these actions, we will make such changes in the Contracts as may be necessary or appropriate to reflect such action. In addition, to the extent required by applicable law, we will obtain approval from federal and state regulators and Contract owners and we will notify you of such changes.
New Subaccounts. We may establish new Subaccounts when, we determine in our sole discretion, that marketing, tax, investment or other conditions warrant this action. Any new Subaccounts will be made available to existing owners on a nondiscriminatory basis to be determined by us.
Changes to Subaccounts. We do not guarantee that any of the Subaccounts or any of the Portfolios will always be available for allocation of Purchase Payments or variable dollar payments or for transfers. If a Subaccount or the corresponding Portfolio is no longer available, we will stop accepting allocations to the Subaccount. We may substitute the shares of a different portfolio for shares of the underlying Portfolio held by the corresponding Subaccount. We may also substitute a different class of portfolio shares for the class of Portfolio shares held by a Subaccount.
We may make these substitutions or other changes to the Subaccounts or underlying Portfolios due to an investment decision by us, or due to an event not within our control, such as liquidation of a Portfolio or an irreconcilable conflict of interest between the Separate Account and another insurance company that offers the Portfolio. If we take any of these actions, we will make such changes in the Contracts as may be necessary or appropriate to reflect such action. In addition, to the extent required by applicable law, we will obtain approval from federal and state regulators and Contract owners and we will notify you of such changes.
We review the Portfolios periodically and we may limit the availability of any Portfolio for new Purchase Payments and/or transfers if we determine that the Portfolio no longer satisfies our selection criteria, the corresponding

Subaccount has not attracted significant allocations from Contract owners, or it is in the best interest of persons having voting rights under the Contracts. We will notify you of such limitations. In addition, to the extent required by applicable law, we will obtain approval from federal and state regulators and Contract owners of such limitations.
FIXED ACCUMULATION ACCOUNT
Interests in the Fixed Accumulation Account are not securities and are not registered with the SEC. We guarantee amounts allocated to the Fixed Accumulation Account and the interest credited on those amounts so long as those amounts remain in the Fixed Accumulation Account.
The interest rate credited to each Purchase Payment allocated to the Fixed Accumulation Account will not be changed for at least 12 months following the date on which we receive the Purchase Payment. Thereafter, it will not be changed more frequently than once per calendar quarter. The interest rate credited to amounts that you transfer to the Fixed Accumulation Account will not be changed more frequently than once per calendar quarter.
Your Contract contains more information about the Fixed Accumulation Account, including information about how and when interest rates are determined and changed and how and when interest is credited to amounts allocated to the Fixed Accumulation Account.
There are restrictions on allocations to the Fixed Accumulation Account, which are described more fully in the Purchase Payments and Allocations to Investment Options section of this prospectus. There are also restrictions on transfers to and from the Fixed Accumulation Account, which are described more fully in the Transfers section of this prospectus
VOTING OF PORTFOLIO SHARES
To the extent required by law, we will vote all Portfolio shares held in the Separate Account at regular and special shareholder meetings of the respective Portfolios.
Before the Commencement Date, we will vote Portfolio shares according to instructions we receive from owners of contracts who have a voting interest in the applicable Subaccount, unless we are permitted to vote shares in our own right. We will also vote or abstain from voting shares for which we receive no timely instructions and shares that we hold as to which owners have no beneficial interest. We will vote or abstain from voting such shares in proportion to the voting instructions we receive from owners of all contracts participating in the Subaccount. Because we will use this proportional method of voting, a small number of owners may determine the manner in which we will vote Portfolio shares for which we solicit voting instructions but receive no timely instructions.
We will calculate the number of votes for which you may provide voting instructions separately for each Subaccount. We will determine the number by applying your percentage interest, if any, in a particular Subaccount to the total number of votes attributable to that Subaccount. We will determine your percentage interest and the total number of votes as of the record date established by that Portfolio for voting purposes.
After the Commencement Date, neither the Owner, beneficiary nor payee has any voting or other interest in the Separate Account.
DISTRIBUTION AND COMPENSATION ARRANGEMENTS
Principal Underwriter and Selling Firms
Great American Advisors®, Inc. (“GAA”) is the principal underwriter of the variable annuity products that we issue (the “AILIC Contracts”). Its business address is 525 Vine Street, Cincinnati, Ohio 45202. GAA is an indirect wholly owned subsidiary of American Financial Group, Inc. and, as a result, is an affiliate of the Company.
We have entered into a distribution agreement with GAA for the distribution and sale of AILIC Contracts. Pursuant to this agreement, GAA offers AILIC Contracts for sale through its registered representatives and through registered representatives of unaffiliated broker-dealers (the “selling firms”).
GAA and the selling firms are registered under the Securities Exchange Act of 1934, and are members of the Financial Industry Regulatory Authority (“FINRA”). All registered representatives (the “sales representatives”) who sell AILIC

Contracts are appointed by the Company as insurance agents and are authorized under applicable state insurance regulations to sell variable annuity contracts.
Pursuant to the distribution agreement with GAA, we pay sales compensation to GAA as the principal underwriter and for the sale of AILIC Contracts by its sales representatives. In turn, GAA pay sales compensation to all selling firms for the sale of AILIC Contracts by their sales representatives. We paid the following amounts to GAA for the last three years: $XXX,XXX for 2009, $802,498 for 2008 and $855,827 for 2007.
No specific charge is assessed directly to the Separate Account or directly to owners of the contracts described in this prospectus at the time of purchase to cover commissions and other incentives or payments we make in connection with their distribution. However, we intend to recoup commissions and other sales expenses and incentives we pay through the early withdrawal charges and other fees and charges we deduct under the variable annuity products that we issue and through other corporate revenue.
You should be aware that GAA, the selling firms and their sales representatives may receive different compensation or incentives for selling one product over another. In some cases, these payments may create an incentive for GAA, the selling firm or their sales representatives to recommend or sell an AILIC Contract to you. You may wish to take these payments into account when considering and evaluating such recommendation.
Compensation Paid to GAA and All Selling Firms
Compensation to GAA and the selling firms takes the form of sales commissions and certain types of non-cash compensation, such as compensation for conference or seminar trips and certain gifts. Sales commissions may vary by the selling firm but the commissions payable up-front on sales of AILIC Contracts are not expected to exceed 8.5% of purchase payments. Some sales representatives may elect to receive a lower commission on purchase payments along with a quarterly or monthly payment based on contract value for so long as the contract remains in effect. These quarterly or monthly payments are sometimes called a trail commission. Trail commissions are not expected to exceed 1.25% of contract value on an annual basis. The selling firm may be required to return commissions related to the sale of a particular AILIC Contract if certain events occur in the first contract year such as cancellation of that contract, withdrawals from that contract, surrender of that contract, or a death that would give rise to a death benefit under that contract. We pay different commissions based on which AILIC Contract is sold and we generally pay lower compensation on sales of Contracts to older owners or participants.
GAA and some selling firms employ individuals called “wholesalers” in the sales process who provide sales support and training to sales representatives. Compensation paid to wholesalers may be based on purchase payments or contract value.
A sales representative typically receives a portion of the sales compensation paid to his or her selling firm, depending on the agreement between the selling firm and its sales representatives and the firm’s internal compensation program. These programs may include other types of cash and non-cash compensation and other benefits.
Ask your sales representative for additional information about the compensation your sales representative, and the selling firm that employs your sales representative, may receive in connection with your purchase of an AILIC Contract. Also inquire about any revenue sharing arrangements that the Company and its affiliates may have with the selling firm, including the conflicts of interest that such arrangements may create.
The Statement of Additional Information includes more information about the compensation that we pay to GAA and additional compensation that GAA pays to selected selling firms.
FEDERAL TAX MATTERS
This section provides a general description of federal income tax considerations relating to the Contracts. The purchase, holding and transfer of a Contract may have federal estate and gift tax consequences in addition to income tax consequences. Estate and gift taxation is not discussed in this prospectus or in the Statement of Additional Information. State taxation will vary depending on the state in which you reside, and is not discussed in this prospectus or in the Statement of Additional Information.

The tax information provided in the prospectus is not intended or written to be used as legal or tax advice. It is written solely to provide general information related to the sale and holding of the Contracts. A taxpayer cannot use it for the purpose of avoiding penalties that may be imposed under the tax laws. You should seek advice on legal or tax questions based on your particular circumstances from an attorney or tax advisor who is not affiliated with the Company.
Tax Deferral on Annuities
Internal Revenue Code (“IRC”) Section 72 governs taxation of annuities in general. The income earned on a Contract is generally not included in income until it is withdrawn from the Contract. In other words, a Contract is a tax-deferred investment. The Contracts must meet certain requirements in order to qualify for tax-deferred treatment under IRC Section 72. These requirements are discussed in the Statement of Additional Information. In addition, tax deferral is not available for a Contract when an Owner is not a natural person unless the Contract is part of a tax-qualified retirement plan or the Owner is a mere agent for a natural person. For a nonqualified deferred compensation plan, this rule means that the employer as Owner of the Contract will generally be taxed currently on any increase in the Account Value, although the plan itself may provide a tax deferral to the participating employee.
Tax-Qualified Retirement Plans
Annuities may also qualify for tax-deferred treatment, or serve as a funding vehicle, under tax-qualified retirement plans that are governed by other IRC provisions. These provisions include IRC Sections 401 (pension and profit sharing plans), 403(b) (tax-sheltered annuities), 408 and 408A (individual retirement annuities), and 457(g) (governmental deferred compensation plans). Tax-deferral is generally also available under these tax-qualified retirement plans through the use of a trust or custodial account without the use of an annuity.
The tax law rules governing tax-qualified retirement plans and the treatment of amounts held and distributed under such plans are complex. If the Contract is to be used in connection with a tax-qualified retirement plan, including an individual retirement annuity (“IRA”) under a Simplified Employee Pension (SEP) Plan, you should seek competent legal and tax advice regarding the suitability of the Contract for the situation involved and the requirements governing the distribution of benefits.
Contributions to a tax-qualified Contract are typically made with pre-tax dollars, while contributions to other Contracts are typically made from after-tax dollars, though there are exceptions in either case. Tax-qualified Contracts may also be subject to restrictions on withdrawals that do not apply to other Contracts. These restrictions may be imposed to meet the requirements of the IRC or of an employer plan. Following is a brief description of the types of tax-qualified retirement plans for which the Contracts are available.
Individual Retirement Annuities
IRC Sections 219 and 408 permit certain individuals or their employers to contribute to an individual retirement arrangement known as an “Individual Retirement Annuity” or “IRA”. Under applicable limitations, an individual may claim a tax deduction for certain contributions to an IRA. Contributions made to an IRA for an employee under a Simplified Employee Pension (SEP) Plan or Savings Incentive Match Plan for Employees (SIMPLE) established by an employer are not includable in the gross income of the employee until distributed from the IRA. Distributions from an IRA are taxable to the extent that they represent contributions for which a tax deduction was claimed, contributions made under a SEP plan or SIMPLE, or income earned on the Contract.
Roth IRAs
IRC Section 408A permits certain individuals to contribute to a Roth IRA. Contributions to a Roth IRA are not tax deductible. Tax-free distributions of contributions may be made at any time. Distributions of earnings are tax-free following the five-year period beginning with the first year for which a Roth IRA contribution was made if the Owner has attained age 59 1/2, become disabled, or died, or for qualified first-time homebuyer expenses.
Tax-Sheltered Annuities
IRC 403(b) of the Code permits public schools and charitable, religious, educational, and scientific organizations described in IRC Section 501(c)(3) to establish “tax-sheltered annuity” or “TSA” plans for their employees. TSA contributions and Contract earnings are generally not included in the gross income of the employee until distributed from the TSA. Amounts attributable to contributions made under a salary reduction agreement cannot be distributed until the employee attains age 59 1/2, severs employment, becomes disabled, incurs a hardship, is eligible for a qualified reservist distribution, or dies. The IRC and the plan may impose additional restrictions on distributions.

Pension, Profit—Sharing, and 401(k) Plans
IRC Section 401 permits employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish such plans for themselves and their employees. These plans may use annuity contracts to fund plan benefits. Generally, contributions are deductible to the employer in the year made, and contributions and earnings are generally not included in the gross income of the employee until distributed from the plan. The IRC and the plan may impose restrictions on distributions. Purchasers of a Contract for use with such plans should seek competent advice regarding the suitability of the Contract under the particular plan.
Roth TSAs and Roth 401(k)s
IRC Section 402A permits TSA plans and 401(k) plans to allow participating employees to designate some part or all of their future elective contributions as Roth contributions. Roth contributions to a TSA or 401(k) plan are included in the employee’s taxable income as earned. Distributions are considered to come proportionally from contributions and earnings. Distributions attributable to contributions are tax-free. Distributions attributable to earnings are tax-free following the five-year period beginning with the first year for which Roth contributions are made to the plan if the employee has attained age 59 1/2, become disabled, or died. Amounts attributable to Roth TSA and Roth 401(k) contributions are subject to the same distribution restrictions that apply to other amounts attributable to TSA or 401(k) contributions made under a salary reduction agreement. The plan may impose additional restrictions on distributions.
Governmental Deferred Compensation Plans
State and local government employers may purchase annuity contracts to fund eligible deferred compensation plans for employees, as described in IRC Section 457(b). Contributions and earnings are generally not included in the gross income of the employee until the employee receives distributions from the plan. Amounts cannot be distributed until the employee attains age 70 1/2, severs employment, becomes disabled, incurs an unforeseeable emergency, or dies. The plan may impose additional restrictions on distributions.
Nonqualified Deferred Compensation Plans
Employers may invest in annuity contracts in connection with unfunded deferred compensation plans for their employees. Such plans may include eligible deferred compensation plans of non-governmental tax-exempt employers, as described in IRC Section 457(b); deferred compensation plans of both governmental and nongovernmental tax-exempt employers that are taxed under IRC Section 457(f) and subject to Section 409A; and nonqualified deferred compensation plans of for-profit employers subject to Section 409A. In most cases, these plans are designed so that amounts credited under the plan will not be includable in the employees’ gross income until paid under the plan. In these situations, the annuity contracts are not plan assets and are subject to the claims of the employer’s general creditors. Whether or not made from the Contract, benefits payments are subject to restrictions imposed by the IRC and the plan.

Summary of Income Tax Rules
The following chart summarizes the basic income tax rules governing tax-qualified retirement plans, nonqualified deferred compensation plans, and other Contracts.

Nonqualified Deferred
	Tax-Qualified Contracts and Plans	Compensation Plans	Other Annuity Contracts
Plan Types	• IRC §401 (Pension, Profit—Sharing, 401(k))	• IRC §409A	IRC §72 only
• IRC §457 (Nongovernmental §457)
• IRC §403(b) (Tax-Sheltered Annuity)
• IRC §408 (IRA, SEP, SIMPLE IRA)
• IRC §408A (Roth IRA)
• IRC §402A (Roth TSA or Roth 401(k))
• IRC §457 (Governmental §457)

Who May Purchase a Contract	Eligible employee, employer, or employer plan.	Employer on behalf of eligible employee. Employer generally loses tax-deferred status of Contract itself.	Anyone. Non-natural person will generally lose tax-deferred status.

Distribution Restrictions	Distributions from Contract or plan may be restricted to meet requirements of the Internal Revenue Code and/or terms of the retirement plan.	None.

Taxation of Surrenders and Lump Sum Death Benefit	Generally, 100% of distributions must be included in taxable income. However, the portion that represents an after-tax contributions or other “investment in the contract” is not taxable. Distributions from Roth IRA are deemed to come first from after-tax contributions. Distributions from other Contracts are generally deemed to come from investment in the contract on a pro-rata basis. Distributions from §408A Roth IRA or §402A Roth TSA or Roth 401(k) are completely tax free if certain requirements are met.	Generally, distributions must be included in taxable income until all earnings are paid out. Thereafter, distributions are tax-free return of the “investment in the contract”.

However, distributions are tax-free until any contributions from before August 14, 1982 are returned.

Taxation of Annuitization Payments (annuity benefit or death benefit)	For fixed dollar benefit payments, a percentage of each payment is tax free equal to the ratio of after-tax “investment in the contract” (if any) to the total expected payments, and the balance is included in taxable income. For variable dollar benefit payments, a specific dollar amount of each payment is tax free, as predetermined by a pro rata formula, rather than a percentage of each payment. In either case, once the after-tax “investment in the contract” has been recovered, the full amount of each benefit payment is included in taxable income. Distributions from a Roth IRA, Roth TSA, or Roth 401(k) are completely tax free if certain requirements are met.

Possible Penalty Taxes for Distributions Before Age 59 1/2	Taxable portion of payments made before age 59 1/2 may be subject to 10% penalty tax (or 25% for a SIMPLE IRA during the first two years of participation). Penalty taxes do not apply to payments after the participant’s death, or to §457 plans. Other exceptions may apply.	No penalty taxes.	Taxable portion of payments made before age 59 1/2 may be subject to a 10% penalty tax. Penalty taxes do not apply to payments after the Owner’s death. Other exceptions may apply.

Assignment/ Transfer of Contract	Assignment and transfer of Ownership generally not permitted.		Generally, deferred earnings taxable to transferor on transfer or assignment. Gift tax consequences are not discussed herein.

Federal Income Tax Withholding	Eligible rollover distributions from §401, §403(b), and governmental §457(b) plan Contracts are subject to 20% mandatory withholding on taxable portion unless direct rollover. For other payments, Payee may generally elect to have taxes withheld or not.	Generally subject to wage withholding.	Generally, Payee may elect to have taxes withheld or not.

Required Minimum Distributions
The Contracts are subject to the required minimum distribution (“RMD”) rules of federal tax law. These rules vary based on the tax qualification of the Contract or the plan under which it is issued.
For a tax-qualified Contract other than a Roth IRA, required minimum distributions must generally begin by April 1 following attainment of age 70 1/2. However, for a Tax-Sheltered Annuity Plan, Pension, Profit-Sharing, or 401(k) Plan, or Governmental Deferred Compensation Plan of an employer, a participant who is not a 5% owner of the employer may delay required minimum distributions until April 1 following the year in which the participant retires from that employer. The required minimum distributions during life are calculated based on standard life expectancy tables adopted under federal tax law.
For a Roth IRA or Contract that is not tax-qualified, there are no required minimum distributions during life.
All Contracts are generally subject to required minimum distributions after death. Generally, if payments have begun under a settlement option during life or if under a tax-qualified Contract the required beginning date for distributions had been reached, then after death any remaining payments must be made at least as rapidly as those made or required before death. Otherwise, the death benefit must be paid out in full within five years after death, or must be paid out in substantially equal payments beginning within one year of death over a period not exceeding the beneficiary’s life expectancy. For a traditional IRA, a Roth IRA, or a Contract that is not tax-qualified, a beneficiary who is a surviving spouse (as defined by federal tax law) may elect out of these requirements, and apply the required minimum distribution rules as if the Contract were his or her own.
DELIVERY OF DOCUMENTS TO CONTRACT OWNERS
Reports and Confirmations
At least once each Contract Year, we will mail reports of your Account Value and any other information required by law to you. We will not send these reports after the Commencement Date or a full surrender of the Contract, whichever is first.
We will confirm receipt of any Purchase Payments made after the initial Purchase Payment in quarterly statements of account activity.
Householding
If you and other Owners at a shared address consented to receive only one copy of each prospectus, annual report, or other required document per household (“householding”), you may revoke your consent at any time. Please contact us at 1-800-789-6771 or www.gafri.com if you wish to receive separate documents.
If you are currently receiving multiple copies of required documents, you may contact us at 1-800-789-6771 or www.gafri.com for additional information about householding.
Electronic Delivery of Required Documents
If you wish to receive prospectuses, SAIs, annual reports, and other required documents only in electronic form, you must give your consent to electronic delivery. You may revoke this consent at any time. Please contact us at 1-800-789-6771 or www.gafri.com for additional information about electronic delivery of documents.
THE REGISTRATION STATEMENT
We filed a Registration Statement with the SEC under the Securities Act of 1933 relating to the Contracts offered by this prospectus. This prospectus was filed as a part of the Registration Statement, but it does not constitute the complete Registration Statement. The Registration Statement contains further information relating to the Company and the Contracts. The Registration Statement and the exhibits thereto may be inspected and copied at the office of the SEC, located at 100 F Street, N.E., Washington, D.C., and may also be accessed at the SEC’s web site www.sec.gov. The registration number for the Contracts is 333-148459.
Statements in this prospectus discussing the content of the Contracts and other legal instruments are summaries. The actual documents are filed as exhibits to the Registration Statement. For a complete statement of the terms of the Contracts or any other legal document, refer to the appropriate exhibit to the Registration Statement.

STATEMENT OF ADDITIONAL INFORMATION
A Statement of Additional Information containing more details concerning the subjects discussed in this prospectus is available. The following is the table of contents for the Statement of Additional Information:
Annuity Investors Life Insurance Company
Portfolios
Services
Distribution of the Contracts
Performance Information
Annuitants
Beneficiaries
Payees
Glossary of Financial Terms
Form of Benefit Payments Under Settlement Options
Federal Tax Matters
Financial Statements
Copies of the Statement of Additional Information dated May 1, 2010 are available without charge.
•	To request a copy, please clip this coupon on the dotted line below, enter your name and address in the spaces provided, and mail to: Annuity Investors Life Insurance Company, P.O. Box 5423, Cincinnati, Ohio 45201-5423.

•	You may also call us at 1-800-789-6771, or visit us at our web site www.gafri.com to request a copy.
Annuity Investors Variable Account C
Request for Statement of Additional Information
Name:

Address:

City:                                                                                   State:                                                                             Zip:

APPENDIX A: CONDENSED FINANCIAL INFORMATION

	Number of		Number of		Number of
	Standard		Enhanced		Enhanced
Standard	(1.55% Total	Enhanced	(1.75% Total	Enhanced	(1.80% Total
(1.55% Total	Separate	(1.75% Total	Separate	(1.80% Total	Separate
Separate	Account	Separate	Account	Separate	Account
Account	Expenses)	Account	Expenses)	Account	Expenses)
Expenses)	Accumulation	Expenses)	Accumulation	Expenses)	Accumulation
Accumulation	Units	Accumulation	Units	Accumulation	Units
Unit Value	Outstanding	Unit Value	Outstanding	Unit Value	Outstanding	Year
American Century VP Large Company Value Fund-Class II (Inception Date 5/1/2008)
7.723858	10.130	7.697617	0.000	7.694996	0.000	12/31/09
6.542669	10.220	6.533709	0.000	N/A	N/A	12/31/08
American Century VP Mid Cap Value Fund-Class II (Inception Date 5/1/2008)
9.720200	605.491	9.687193	0.000	9.683894	0.000	12/31/09
7.606429	1,203.949	7.596018	0.000	N/A	N/A	12/31/08
American Century VP VistaSM Fund-Class I (Inception Date 5/1/2008)
6.823916	763.611	6.800714	0.000	6.798405	0.000	12/31/09
5.659653	547.947	5.651894	0.000	N/A	N/A	12/31/08
Calamos Growth and Income Portfolio (Inception Date 5/1/2008)
9.865227	922.688	9.831745	0.000	9.828401	0.000	12/31/09
7.187246	10.280	7.177415	0.000	N/A	N/A	12/31/08
Davis Value Portfolio (Inception Date 5/1/2008)
7.892006	4,853.671	7.865184	0.000	7.862508	4.623	12/31/09
6.112000	1,498.488	6.103628	458.059	N/A	N/A	12/31/08
The Dreyfus Socially Responsible Growth Fund, Inc.-Service Shares (Inception Date 5/1/2008)
9.028366	710.053	8.997699	0.000	8.994638	0.000	12/31/09
6.872363	626.265	6.862957	0.000	N/A	N/A	12/31/08
Dreyfus Stock Index Fund, Inc.-Service Shares (Inception Date 5/1/2008)
8.118530	9,959.261	8.090945	0.000	8.088197	5.608	12/31/09
6.542384	1,344.748	6.533424	534.910	N/A	N/A	12/31/08
Dreyfus VIF Money Market Portfolio (Inception Date 5/1/2008)
0.988582	27,772.568	0.985354	0.000	0.984935	8.824	12/31/09
1.002933	15,684.507	1.001636	697.801	N/A	N/A	12/31/08
DWS Variable Series II Global Thematic VIP-Class A (Inception Date 5/1/2008)
7.548395	10.230	7.522745	0.000	7.520191	0.000	12/31/09
5.331005	10.319	5.323694	0.000	N/A	N/A	12/31/08
FTVIP Franklin Small Cap Value Securities Fund-Class 2 (Inception Date 5/1/2009)
12.520323	10.281	12.503298	0.000	12.499046	0.000	12/31/09
FTVIP Franklin U.S. Government Fund-Class 2 (Inception Date 5/1/2008)
10.565053	4,861.092	10.529232	0.000	10.525637	1.644	12/31/09
10.409170	14.104	10.394984	134.483	N/A	N/A	12/31/08
FTVIP Mutual Global Discovery Securities Fund-Class 2 (Inception Date 5/1/2009)
11.887989	167.753	11.871802	0.000	11.867763	0.000	12/31/09
FTVIP Mutual Shares Securities Fund-Class 2 (Inception Date 5/1/2008)
8.223933	10.200	8.196011	0.000	8.193226	0.000	12/31/09
6.627135	10.290	6.618078	0.000	N/A	N/A	12/31/08
FTVIP Templeton Foreign Securities Fund-Class 2 (Inception Date 5/1/2008)
8.313121	782.843	8.284897	0.000	8.282094	0.000	12/31/09
6.161545	697.547	6.153120	0.000	N/A	N/A	12/31/08
FTVIP Templeton Global Bond Securities Fund-Class 2 (Inception Date 5/1/2009)
11.232173	92.129	11.216863	0.000	11.213038	0.000	12/31/09

	Number of		Number of		Number of
	Standard		Enhanced		Enhanced
Standard	(1.55% Total	Enhanced	(1.75% Total	Enhanced	(1.80% Total
(1.55% Total	Separate	(1.75% Total	Separate	(1.80% Total	Separate
Separate	Account	Separate	Account	Separate	Account
Account	Expenses)	Account	Expenses)	Account	Expenses)
Expenses)	Accumulation	Expenses)	Accumulation	Expenses)	Accumulation
Accumulation	Units	Accumulation	Units	Accumulation	Units
Unit Value	Outstanding	Unit Value	Outstanding	Unit Value	Outstanding	Year
Ibbotson Balanced ETF Asset Allocation Portfolio-Class II (Inception Date 5/1/2008)
8.975878	75,836.750	8.945411	6,856.501	8.942361	0.000	12/31/09
7.628224	20,818.570	7.617803	0.000	N/A	N/A	12/31/08
Ibbotson Conservative ETF Asset Allocation Portfolio-Class II (Inception Date 5/1/2008)
9.845819	34,056.721	9.812406	10,841.094	9.809083	0.000	12/31/09
9.237023	3,036.959	9.224418	0.000	N/A	N/A	12/31/08
Ibbotson Growth ETF Asset Allocation Portfolio-Class II (Inception Date 5/1/2008)
8.532506	334,957.138	8.503536	6,181.556	8.500641	0.000	12/31/09
6.953038	86,635.280	6.943526	0.000	N/A	N/A	12/31/08
Ibbotson Income and Growth ETF Asset Allocation Portfolio-Class II (Inception Date 5/1/2008)
9.419484	21,902.406	9.387505	7,821.410	9.384308	0.000	12/31/09
8.444952	5,640.186	8.433410	0.000	N/A	N/A	12/31/08
Invesco V.I. Capital Development Fund-Series II Shares (Inception Date 5/1/2008)
8.071528	2,509.307	8.044090	0.000	8.041363	3.034	12/31/09
5.774023	503.078	5.766107	282.841	N/A	N/A	12/31/08
Invesco V.I. Global Real Estate Fund-Series II (Inception Date 5/1/2008)
7.027577	2,058.026	7.003692	0.000	7.001324	1.280	12/31/09
5.444932	901.578	5.437471	128.544	N/A	N/A	12/31/08
Invesco V.I. International Growth Fund-Series II (Inception Date 5/1/2008)
8.277270	249.638	8.249167	0.000	8.246363	0.000	12/31/09
6.231920	10.360	6.223396	0.000	N/A	N/A	12/31/08
Invesco V.I. Mid Cap Core Equity Fund-Series II (Inception Date 5/1/2008)
9.181228	299.094	9.150044	0.000	9.146933	0.000	12/31/09
7.181718	10.260	7.171892	0.000	N/A	N/A	12/31/08
Invesco V.I. Small Cap Equity Fund-Series I (Inception Date 5/1/2008)
8.470759	6,644.956	8.441978	0.000	8.439111	0.000	12/31/09
7.094011	6,645.486	7.084301	0.000	N/A	N/A	12/31/08
Invesco Van Kampen V.I. U.S. Mid Cap Value Portfolio-Series I (Inception Date 5/1/2008)
8.360263	713.666	8.331851	0.000	8.329026	0.000	12/31/09
6.100196	923.992	6.091834	0.000	N/A	N/A	12/31/08
Invesco Van Kampen V.I. Value Portfolio-Series I (Inception Date 5/1/2008)
8.729659	36.306	8.699999	0.000	8.697049	0.000	12/31/09
6.768930	692.685	6.759652	0.000	N/A	N/A	12/31/08
Janus Aspen Balanced Portfolio-Service Shares (Inception Date 5/1/2008)
10.230213	2,082.642	10.195489	0.000	10.192025	0.000	12/31/09
8.274416	1,779.463	8.263110	0.000	N/A	N/A	12/31/08
Janus Aspen Enterprise Portfolio-Service Shares (Inception Date 5/1/2008)
7.949198	579.213	7.922185	0.000	7.919481	0.000	12/31/09
5.589945	579.762	5.582281	0.000	N/A	N/A	12/31/08
Janus Aspen Janus Portfolio-Service Shares (Inception Date 5/1/2008)
8.457688	10.190	8.428958	0.000	8.426082	0.000	12/31/09
6.316143	10.280	6.307491	0.000	N/A	N/A	12/31/08
Janus Aspen Overseas Portfolio-Service Shares (Inception Date 5/1/2008)
8.211543	7,028.772	8.183634	0.000	8.180858	5.209	12/31/09
4.657777	3,060.232	4.651388	851.525	N/A	N/A	12/31/08
Morgan Stanley UIF Mid Cap Growth Portfolio-Class I (Inception Date 5/1/2008)
8.600992	616.403	8.571774	0.000	8.568865	0.000	12/31/09
5.541307	585.237	5.533710	0.000	N/A	N/A	12/31/08
Neuberger Berman AMT Guardian Portfolio-Class S (Inception Date 5/1/2008)
8.301363	10.042	8.273152	0.000	8.270334	0.000	12/31/09
6.511037	10.130	6.502122	0.000	N/A	N/A	12/31/08
Oppenheimer Capital Appreciation Fund/VA-Service Shares (Inception Date 5/1/2008)
7.993131	4,160.520	7.965974	0.000	7.963269	3.484	12/31/09
5.632234	1,446.749	5.624514	289.964	N/A	N/A	12/31/08
Oppenheimer Global Securities Fund/VA-Service Shares (Inception Date 5/1/2008)
8.549485	639.261	8.520435	0.000	8.517545	0.000	12/31/09

	Number of		Number of		Number of
	Standard		Enhanced		Enhanced
Standard	(1.55% Total	Enhanced	(1.75% Total	Enhanced	(1.80% Total
(1.55% Total	Separate	(1.75% Total	Separate	(1.80% Total	Separate
Separate	Account	Separate	Account	Separate	Account
Account	Expenses)	Account	Expenses)	Account	Expenses)
Expenses)	Accumulation	Expenses)	Accumulation	Expenses)	Accumulation
Accumulation	Units	Accumulation	Units	Accumulation	Units
Unit Value	Outstanding	Unit Value	Outstanding	Unit Value	Outstanding	Year
6.231661	2,079.739	6.223134	0.000	N/A	N/A	12/31/08
Oppenheimer Main Street Fund®/VA-Service Shares (Inception Date 5/1/2008)
8.135964	10.200	8.108312	0.000	8.105558	0.000	12/31/09
6.456563	10.290	6.447719	0.000	N/A	N/A	12/31/08
Oppenheimer Main Street Small Cap Fund/VA-Service Shares (Inception Date 5/1/2008)
8.800779	849.511	8.770890	0.000	8.767900	0.000	12/31/09
6.530697	658.483	6.521761	0.000	N/A	N/A	12/31/08
PIMCO VIT High Yield Portfolio-Administrative Class (Inception Date 5/1/2008)
10.292261	777.700	10.257349	0.000	10.253861	0.000	12/31/09
7.444167	579.104	7.434006	0.000	N/A	N/A	12/31/08
PIMCO VIT Real Return Portfolio-Administrative Class (Inception Date 5/1/2008)
10.390056	28,450.460	10.354821	0.000	10.351299	2.829	12/31/09
8.913899	14,844.627	8.901741	261.730	N/A	N/A	12/31/08
PIMCO VIT Total Return Portfolio-Administrative Class (Inception Date 5/1/2008)
11.235770	14,413.326	11.197687	0.000	11.193870	5.207	12/31/09
10.004733	600.021	9.991103	466.386	N/A	N/A	12/31/08
Wilshire 2015 ETF Fund (Inception Date 5/1/2008)
9.227788	1,435.483	9.196467	0.000	9.193335	0.000	12/31/09
7.787306	10.310	7.776667	0.000	N/A	N/A	12/31/08
Wilshire 2025 ETF Fund (Inception Date 5/1/2008)
8.838552	10.200	8.808543	0.000	8.805548	0.000	12/31/09
7.452748	10.290	7.442562	0.000	N/A	N/A	12/31/08
Wilshire 2035 ETF Fund (Inception Date 5/1/2008)
8.400318	10.181	8.371790	0.000	8.368952	0.000	12/31/09
7.058405	10.270	7.048757	0.000	N/A	N/A	12/31/08
The above table gives year-end Accumulation Unit information for each Subaccount from the end of the year of inception (the commencement date of the public offering of the Contracts) to December 31, 2009. This information should be read in conjunction with the Separate Account financial statements including the notes to those statements. The beginning Accumulation Unit Value for the Dreyfus VIF Money Market Portfolio Subaccount was 1.000000 as of its inception date. The beginning Accumulation Unit Value for each other Subaccount was 10.000000 as of its inception date.

APPENDIX B: TRANSFER RESTRICTIONS
Restrictions on Transfers; Disruptive Trading, Market Timing and Frequent Transfers
We discourage (and will take action to deter) short-term trading in the Contracts because the frequent movement between or among Subaccounts may negatively impact other Contract owners, annuitants and beneficiaries. Short-term trading can result in:
•	the dilution of Accumulation Unit Values or Portfolio net asset values

•	Portfolio advisors taking actions that negatively impact performance such as keeping a larger portion of the Portfolio assets in cash or liquidating investments prematurely in order to support redemption requests

•	increased administrative costs due to frequent purchases and redemptions
To help protect Contract owners, annuitants, and beneficiaries from the negative impact of these practices, we have implemented several processes and/or restrictions aimed at eliminating the negative impact of active trading strategies. There is no guarantee that we will be able to detect harmful trading practices, or, if it is detected, to prevent recurrences. In addition, it is possible that, despite the adoption and implementation of these restrictions, some market timing activity may occur while other market timing activity is prohibited.
U.S. Mail Restrictions on Persons Engaged in Harmful Trading Practices
We monitor transfer activity in order to identify those who may be engaged in harmful trading practices and we produce and examine transaction reports. These reports provide us with information about Contract owners (or third parties acting on their behalf) who have engaged in a certain number of “transfer events” in a given period. A “transfer event” is any transfer, or combination of transfers, occurring on a given trading day (Valuation Date). For example, multiple transfers by a Contract owner involving 10 underlying Portfolios in one day count as one transfer event. A single transfer occurring on a given trading day and involving only 2 underlying Portfolios (or one underlying Portfolio if the transfer is made to or from the Fixed Accumulation Account) will also count as one transfer event. A transfer event would not include a transfer made pursuant to one of the automatic transfer programs such as dollar cost averaging, portfolio rebalancing and interest sweep.
As a result of this monitoring process, we may restrict the method of communication by which transfer requests will be accepted. Our policies require us to adhere to the following guidelines:

Trading Behavior	Our Response
6 or more transfer	We will mail a letter to the Contract owner notifying the Contract owner that:
events in one quarter of a Contract Year
•   we have identified the Contract owner as a person engaging in harmful trading practices; and
•   if the Contract owner’s transfer events exceed 12 in one Contract Year, we will automatically require the Contract owner to submit transfer requests via regular first-class U.S. mail and we will not accept transfer requests from the Contract owner that are sent by other means such as electronic means or overnight, priority or courier delivery.

More than 12 transfer events in one Contract Year	We will automatically require the Contract owner to submit transfer requests via regular first-class U.S. mail and we will not accept transfer requests from the Contract owner that are sent by any other means.
On each Contract Anniversary, we will start the monitoring anew, so that each Contract starts with zero transfer events the first day of each new Contract Year. See, however, the “Other Restrictions” provision below.

Other Restrictions
We reserve the right to refuse or limit transfer requests, or take any other action we deem necessary, in order to protect Contract owners, annuitants, and beneficiaries from the negative investment results that may result from short-term trading or other harmful investment practices employed by some Contract owners (or third parties acting on their behalf). In particular, trading strategies designed to avoid or take advantage of our monitoring procedures (and other measures aimed at curbing harmful trading practices) that are nevertheless determined by us to constitute harmful trading practices, may be restricted. We will consider the following factors:
•	the dollar amount involved in the transfer event

•	the total assets of the Portfolio involved in the transfer event

•	the number of transfer events completed in the current quarter of the Contract Year

•	whether the transfer event is part of a pattern of transfer events designed to take advantage of short-term market fluctuations or market efficiencies
Our transfer restrictions are designed to prevent harmful trading practices. Despite such transfer restrictions, there is a risk that such harmful trading practices could still occur. If we determine our goal of curtailing harmful trading practices is not being fulfilled, we may amend or replace the procedures described above without prior notice. We will consider waiving the procedures described above for unanticipated financial emergencies.
Trading Restrictions and Redemption Fees Imposed by Portfolios
The Portfolios reserve the right, in their sole discretion and without prior notice, to reject, restrict or refuse purchase orders received from insurance company separate accounts that the Portfolios determine not to be in the best interest of their shareholders. We will apply such rejections, restrictions or refusals by the Portfolios uniformly and without exception. In addition, the Portfolios may impose redemption fees. We reserve the right to implement, administer and collect redemption fees imposed by any Portfolio. You should read the prospectuses of the Portfolios for more details about their ability to impose trading restrictions and redemption fees.
Information Sharing
As required by Rule 22c-2 under the Investment Company Act of 1940, we have entered into information sharing agreements with Portfolio companies. Under the terms of these agreements, we are required, if requested by a Portfolio company:
•	To provide Contract owner information and information about transactions in the Portfolio shares during a specified period; and

•	To prohibit or restrict further purchases or exchanges by a Contract owner if the Portfolio company identifies the Contract owner as a person who has engaged in trading that violated the Portfolio company’s frequent trading policies.

APPENDIX C: DEATH BENEFIT EXAMPLES
Example of Determination of Death Benefit Amount under the Basic Contract
This example is intended to help you understand how a withdrawal impacts the Death Benefit amount under the Standard Contract.
This example assumes:
•	your total Purchase Payments equal $100,000;

•	your Account Value is $90,000; and

•	you withdraw $10,000 from the Contract, and you are left with an Account Value of $80,000.
Step One: Calculate the proportional reduction.

1 -	$80,000	Account Value immediately after withdrawal	= 11.1111%	Percentage

	$90,000	Account Value immediately before withdrawal		Reduction

$100,000	Purchase Payments	x 11.1111%	Percentage Reduction	= $11,111	Proportional Reduction
Step Two: Calculate the reduced Purchase Payment amount.

Purchase Payments	$100,000
Less proportional reduction for withdrawals	-11,111

Purchase Payments reduced for withdrawals	$88,889
Step Three: Determine the Death Benefit amount.
Immediately after the withdrawal, the reduced Purchase Payments of $88,889 is greater than the Account Value of $80,000, so the Death Benefit amount would be $88,889.
The death benefit amount will be reduced by any applicable premium tax or other taxes not previously deducted and by the balance of any outstanding loans.

Example of Determination of Death Benefit Amount under the Optional Enhanced Death Benefit Rider
This example is intended to help you understand how a withdrawal impacts the Death Benefit amount under the optional Enhanced Death Benefit Rider.
This example assumes:
•	your total Purchase Payments equal $100,000;

•	your Account Value is $90,000;

•	the Historic High Value is $140,000 and

•	you withdraw $10,000 from the Contract, and you are left with an Account Value of $80,000.
Step One: Calculate the proportional reduction in the Purchase Payments.

1 -	$80,000	Account Value immediately after withdrawal	= 11.1111%	Percentage

	$90,000	Account Value immediately before withdrawal		Reduction

$100,000	Purchase Payments	x 11.1111%	Percentage Reduction	= $11,111	Proportional Reduction
Step Two: Calculate the reduced Purchase Payment amount.

Purchase Payments	$100,000
Less proportional reduction for withdrawals	-11,111

Purchase Payments reduced for withdrawals	$88,889
Step Three: Calculate the proportional reduction in the Historic High Value.

1 -	$80,000	Account Value immediately after withdrawal	= 11.1111%	Percentage

	$90,000	Account Value immediately before withdrawal		Reduction

$140,000	Historic High Value	x 11.1111%	Percentage Reduction	= $15,556	Proportional Reduction
Step Four: Calculate the reduced Historic High Value amount.

Historic High Value	$140,000
Less proportional reduction for withdrawals	-15,556

Historic High Value reduced for withdrawals	$124,444
Step Five: Determine the Death Benefit amount.
Immediately after the withdrawal, the reduced Historic High Value of $124,444 is greater than both the reduced Purchase Payments of $88,889 and the Account Value of $80,000, so the Death Benefit amount would be $124,444.
The death benefit amount will be reduced by any applicable premium tax or other taxes not previously deducted and by the balance of any outstanding loans.

APPENDIX D: PURCHASE PAYMENT BONUS EXAMPLES
Example of Bonus Calculation
This example is intended to help you understand how the Bonus Base Amount and the Bonus Percentage are determined, how Purchase Payments and withdrawals impact the Bonus Base Amount and the Bonus Percentage, and how bonus amounts are calculated.
Assumption: You make the Purchase Payments shown, and you take no withdrawals except as shown.

	Assume:		Then:
	Purchase		Calculation of Bonus Base Amount				Calculation of Bonus
Contract	Payments /		Total Purchase	Less Total	Equals Bonus	Bonus		Bonus
Year	Withdrawals		Payments	Withdrawals	Base Amount	Percentage	Calculation	Amount
0		$200,000	$200,000	- 0	= $200,000	4%	4% of $200,000	= $8,000
1		$100,000	$300,000	- 0	= $300,000	5%	5% of $100,000	= $5,000
			(200,000 + 100,000)
2			$300,000	- 0	= $300,000	5%	n/a	n/a
3	-$	80,000	$300,000	- $80,000	= $220,000	4%	n/a	n/a
4		$20,000	$320,000	- $80,000	= $240,000	4%	4% of $20,000	= $ 800
			(300,000 + 20,000)
5		$30,000	$350,000	- $80,000	= $270,000	5%	5% of $30,000	= $1,500
			(320,000 + 30,000)
Example of Calculation of Early Withdrawal Charge on Bonus Amount
This example is intended to help you understand that the early withdrawal charge applies to bonus amounts. The early withdrawal charge is calculated as a percentage of the Purchase Payment and any related bonus withdrawn, surrendered or annuitized.
Assumptions: You buy your Contract with a Purchase Payment of $200,000. We credit an $8,000 to this Purchase Payment. You allocate your Purchase Payment and the related bonus to a Subaccount that has a 0% return while you own your Contract. So your account value remains $208,000. You surrender your contract during the third Contract year. The early withdrawal charge is 6% and the only waiver that applies is the 10% free withdrawal privilege. We take an early withdrawal charge of $11,232 and you receive $196,768.

	Formula	Calculation	Amount
Free withdrawal amount	0.10 x (purchase payment + bonus)	0.10 x $208,000	$20,800
Amount subject to early withdrawal charge	(purchase payment + bonus) - free withdrawal amount	$208,000 - $20,800	$187,200
Early withdrawal charge	0.06 x amount subject to charge	0.06 x $187,200	$11,232
Amount paid to you	account value - early withdrawal charge	$208,000 - $11,232	$196,768